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As filed with the Securities and Exchange Commission on May 12, 2004

Registration No. 333-113868

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FOSSIL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	75-2018505 (I.R.S. Employer Identification Number)

2280 North Greenville Avenue, Richardson, Texas 75082
(972) 234-2525
(Address, including zip code, and telephone number, including area code, of registrant's principal executive officers)

T.R. Tunnell, Esq.
Executive Vice President and Chief Legal Officer
2280 North Greenville Avenue
Richardson, Texas 75082
(972) 699-2139
(Name, address, including zip code, and
telephone number, including area code, of agent for service)

Copy to:

Ronald J. Frappier, Esq. Jenkens & Gilchrist, a Professional Corporation 1445 Ross Avenue, Suite 3200 Dallas, Texas 75202-2799 (214) 855-4500	Luciana Fato, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: At such time or times after the effective date of this Registration Statement as the selling stockholders may determine.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reimbursement plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section said 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 12, 2004

Prospectus

6,525,000 shares

FOSSIL, INC.

Common Stock

The selling stockholders identified in this prospectus are selling 6,525,000 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol "FOSL." On May 11, 2004, the last reported sale price for our common stock was $24.03.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to the selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 978,750 additional shares.

Investing in our common stock involves risks. See "Risk factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan
Jefferies & Company, Inc.	CIBC World Markets

                    , 2004

Table of contents

Prospectus summary	1
Risk factors	4
Forward-looking statements	10
Use of proceeds	11
Price range of common stock	12
Dividend policy	12
Selected financial data	13
Management's discussion and analysis of financial condition and results of operations	14
Business	28
Management	43
Principal and selling stockholders	45
Description of capital stock	47
Material U.S. federal tax considerations for non-U.S. holders of common stock	48
Underwriting	50
Legal matters	52
Experts	52
Where you can find more information	52

You should rely on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Prospectus summary

This summary highlights material information contained elsewhere in this prospectus. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we refer you to, including documents incorporated by reference herein. You should read the following summary together with the more detailed information and financial statements and the notes to those statements appearing elsewhere and incorporated by reference in this prospectus. Except as otherwise noted, we present all financial and operational data on a fiscal year and fiscal quarter basis. Our fiscal years 2003, 2002 and 2001 ended January 3, 2004, January 4, 2003 and January 5, 2002, respectively. Our first fiscal quarter for 2004 ended April 3, 2004. Our fiscal quarters for 2003 ended April 5, 2003, July 5, 2003, October 4, 2003 and January 3, 2004. Our fiscal quarters for 2002 ended April 6, 2002, July 6, 2002, October 5, 2002 and January 4, 2003.

Fossil, Inc.

We are a leader in the design, development, marketing and distribution of contemporary, high quality fashion watches and accessories. We developed the FOSSIL® brand name to convey a distinctive fashion, quality and value message and a brand image reminiscent of an earlier era that suggests a time of fun, fashion and humor. Since our inception in 1984, we have grown into a diversified company offering fashion watches under our FOSSIL, RELIC® and ZODIAC® brands and, pursuant to license agreements, under some of the most prestigious brands in the world including:

  •
  BURBERRY®;

  •
  DIESEL®

  •
  DKNY®; and

  •
  EMPORIO ARMANI®.

Additionally, we offer a wide range of accessories under the FOSSIL and RELIC brands including:

  •
  belts

  •
  handbags

  •
  small leather goods; and

  •
  sunglasses.

We also offer jewelry under the FOSSIL and EMPORIO ARMANI brands and FOSSIL brand apparel. We leverage our centralized design/development and production/sourcing expertise by distributing these products through our global distribution network.

We sell our products:

  •
  in approximately 20,500 retail locations in the United States through a diversified distribution network that includes approximately 7,500 department store doors, such as Federated/Macy's, Saks, Nordstroms, May Department Stores and Dillard's for our FOSSIL brand and certain licensed brands and JCPenney, Kohls and Sears for our RELIC brand;

  •
  in approximately 13,000 specialty retail locations;

  •
  through a network of 98 stores owned by us within the United States, of which 44 retail stores are located in premier retail sites and 54 outlet stores are located in major outlet malls;

  •
  at our website, www.fossil.com;

  •
  at retail locations in major airports in the United States;

  •
  on cruise ships and airlines; and

  •
  in certain international markets in authorized FOSSIL retail stores and kiosks either owned by us or independently owned.

Our products are sold to department stores and specialty retail stores in over 90 countries worldwide through foreign sales subsidiaries owned by us and through a network of approximately 60 independent distributors. Our products can be found in Australia, Canada, the Caribbean, Central and South America, Europe, the Far East, Mexico, the Middle East and South Africa.

Business strategy

Our long-term goal is to capitalize on the strength of our growing consumer brand recognition and capture an increasing share of a growing number of markets by providing consumers with fashionable, high quality, value-driven products. In pursuit of this goal, we have adopted operating and growth strategies that provide the framework for our future growth while maintaining the consistency and integrity of our brands.

Operating strategy

Our operating strategy is based on product development, including design innovation, product promotion and product value, and the effective management of our supply, sale and distribution chains. To implement our strategy, we offer a variety of brands and product categories, each of which is adjusted several times a year to respond to fashion trends. We also coordinate our marketing efforts in order to effectively communicate to our target markets our themes and the images associated with our brands. We aim to sell our products at retail prices generally below those of competitive products of comparable quality. We have long term relationships with manufacturers in the Far East and own a majority interest in a number of watch assemblers with locations in China. We additionally actively manage our retail sales by monitoring sales and inventory levels and assisting retailers with their marketing programs. We believe that our 10 warehouse and distribution centers enable us to reduce inventory risk and provide us with increased flexibility in meeting customer requirements.

Growth strategy

Our growth strategy consists for four key elements. In particular, we aim to:

  •
  Introduce new products and brands

  •
  Expand our international business

  •
  Leverage our infrastructure

  •
  Expand our retail locations

Recent developments

On March 23, 2004, we entered into an agreement to acquire Tempus International Corp. for approximately $50 million in cash. Tempus, which does business as Michele Watches, is based in Miami, Florida and manufactures, markets and distributes luxury watches under the MW® and MW Michele® brand labels. Michele Watches distributes its products primarily in the U.S. with a growing presence in Asia. Michele's MW brand, launched as a fine watch brand in the United States in the fall of 2000, with its CSX Diamond Collections, quickly became a leader in the luxury watch category at retailers including Neiman Marcus, Saks Fifth Avenue and better independent retailers. The acquisition was consummated on April 8, 2004.

On April 19, 2004, we entered into a license agreement with Michael Kors (USA), Inc. to design, develop and distribute a line of women's and men's timepieces under the MICHAEL Michael Kors® label. The timepieces are set to debut in Fall 2004. Michael Kors is recognized as one of America's pre-eminent designers for luxury sportswear. His namesake company, established in 1981, currently produces a range of products through his Michael Kors Collection, KORS Michael Kors, and soon to be launched MICHAEL Michael Kors labels, including men's and women's ready to wear, women's accessories and a line of fragrance and beauty products for both women and men.

Corporate information

Our company is a Delaware corporation formed in 1991 and is the successor to a Texas corporation formed in 1984. We conduct a majority of our operations in the United States through Fossil Partners, L.P., a Texas limited partnership formed in 1994 of which our company is the sole general partner. We also conduct operations in the United States and certain international markets through various directly and indirectly owned subsidiaries. Our operations in Hong Kong relating to the procurement of watches from various manufacturing sources are conducted by Fossil (East) Ltd., our wholly owned subsidiary acquired in 1992. Our principal executive offices are located at 2280 N. Greenville Avenue, Richardson, Texas 75082, and our telephone number at that address is (972) 234-2525. Our Internet address is www.fossil.com. The contents of our website are not a part of this prospectus.

The offering

Common stock offered by:
Mr. Tom Kartsotis	5,220,000 shares
Mr. Kosta Kartsotis	1,305,000 shares
Common stock outstanding before and after this offering	70,538,472 shares
Over-allotment option:
From Mr. Tom Kartsotis	783,000 shares
From Mr. Kosta Kartsotis	195,750 shares
Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders
Nasdaq National Market symbol	FOSL

The above information regarding shares outstanding before and after the offering is based on the number of shares of common stock outstanding as of May 11, 2004.

The number of shares outstanding also excludes: options to purchase 5,873,876 shares of common stock issued under our 1993 Long-Term Incentive Plan, of which 2,247,444 are currently exercisable at an average price of $5.65, and options to purchase 293,250 shares of common stock issued under our Nonemployee Director Plan, of which 270,000 are currently exercisable at an average price of $5.60.

Risk factors

You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. This could cause a decline in the trading price of our common stock, and you may lose all or part of your investment.

Our success depends upon our ability to anticipate and respond to changing fashion trends.

Our success depends upon our ability to anticipate and respond to changing fashion trends and consumer preferences in a timely manner. Although we attempt to stay abreast of emerging lifestyle and fashion trends affecting accessories and apparel, any failure by us to identify and respond to such trends could adversely affect consumer acceptance of our existing brand names and product lines, which in turn could adversely affect sales of our products. If we misjudge the market for our products, we may be faced with a significant amount of unsold finished goods inventory. Additionally, we have recently expanded and intend to further expand the scope of our product offerings, and there can be no assurance that new products introduced by us will achieve consumer acceptance comparable to that of our existing product lines.

The effects of economic cycles, terrorism, acts of war and retail industry conditions may adversely affect our business.

Our business is subject to economic cycles and retail industry conditions. Purchases of discretionary fashion accessories, such as our watches, handbags, sunglasses and other products, tend to decline during recessionary periods when disposable income is low and consumers are hesitant to use available credit. In addition, acts of terrorism, acts of war and military action both in the United States and abroad can have a significant effect on economic conditions. Any significant declines in general economic conditions or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on consumer purchases of our products.

We extend unsecured credit to our customers and are therefore vulnerable to any financial difficulties they may face.

We sell our merchandise primarily to department stores and specialty retail stores in over 90 countries worldwide. We extend credit based on an evaluation of each customer's financial condition, usually without requiring collateral. Should any of our larger customers experience financial difficulties, we could curtail business with such customers or assume more credit risk relating to such customers' receivables. Our inability to collect on our trade accounts receivable relating to such customers could have a material adverse effect on the amount of revenues that we receive.

We do not maintain long-term contracts with our customers and are unable to control their purchasing decisions.

We do not maintain long-term purchasing contracts with our customers and therefore have no contractual leverage over their purchasing decisions. A decision by a major department store or other significant customer to decrease the amount of merchandise purchased from us or to cease carrying our products could have a material adverse effect on our revenues and operating strategy.

Our ability to continue our sales growth is dependent upon the implementation of our growth strategy, which we may not be able to achieve.

During recent years, we have experienced rapid and substantial growth in sales. Our ability to continue this growth is dependent on the successful implementation of our business strategy. This includes diversification of our product offerings, expansion of our company-owned Fossil retail and outlet locations and certain strategic acquisitions. There can be no assurance that the expansion of our product offerings will be successful or that new products will be profitable or generate sales comparable to those of our existing businesses. Another element of our business strategy is to place increased emphasis on growth in selected international markets. There can be no assurance that our brand names and products will achieve a high degree of consumer acceptance in these markets.

We also operate stores under the FOSSIL brand and have historically expanded our company-owned FOSSIL retail and outlet locations to further strengthen our brand image. We currently operate approximately 120 stores, with a majority of the stores located in the United States. The costs associated with leasehold improvements to current stores and the costs associated with opening new stores could materially increase our costs of operation, particularly if we decide to open more stores on a yearly basis than our historical averages.

Finally, as part of our growth strategy, we have made certain acquisitions, domestically and internationally, including acquisitions of FOSSIL stores operated under license agreements, acquisitions of certain watch brands, and acquisitions of independent distributors of our products. There can be no assurance that the integration of acquisitions will be successful or that acquisitions will generate sales increases.

Foreign currency fluctuations could adversely impact our financial condition.

We generally purchase our products in U.S. dollars. However, we source a significant amount of our products overseas and, as such, the cost of these products purchased by our subsidiaries may be affected by changes in the value of the currencies, including the Australian Dollar, British Pound, Canadian Dollar, Euro, Japanese Yen, Malaysian Ringgit and Singapore Dollar. Changes in the currency exchange rates may also affect the relative prices at which we and our foreign competitors sell products in the same market. Although we utilize forward contracts to mitigate foreign currency risks (mostly relating to the Euro and the British Pound), there can be no assurance that foreign currency fluctuations will not have a material adverse impact on the amount of revenue we are able to generate from our overseas business.

Access to suppliers that are not Fossil subsidiaries is not guaranteed because we do not maintain long-term contracts but instead rely on long-standing business relationships, which may not continue in the future.

A majority of our watch products are currently manufactured to our specifications by company-owned subsidiaries in China and, to a lesser extent, by owned or independent manufacturers in China, Hong Kong and Switzerland. Certain of our other products are currently manufactured to our specifications by independent manufacturers in China, Hong Kong, Italy, Korea, Mexico and Taiwan. We have no long-term contracts with these independent manufacturing sources and compete with other companies for production facilities. All transactions between us and our independent manufacturing sources are conducted on the basis of purchase orders. Although we believe that we have established close relationships with our principal independent manufacturing sources, our future success will depend upon our ability to maintain close relationships with our current suppliers and to develop long-term relationships with other suppliers that satisfy our requirements for price, quality and production flexibility. Further, although we periodically visit and monitor the operations of independent manufacturers and require them to operate in compliance with applicable laws and regulations and promote ethical business practices, we do not control these manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer, or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt, the shipment of finished products to us or damage our reputation, each of which could have a material adverse effect on consumer purchases of our products.

Because we are dependent on foreign manufacturing we are vulnerable to changes in economic and social conditions in Asia and disruptions in international travel and shipping.

Because a substantial portion of our watches and certain of our handbags, sunglasses and other products are manufactured in Hong Kong and China, our success will depend to a significant extent upon future economic and social conditions existing in Hong Kong and China. If the manufacturing sources in Hong Kong and China were disrupted for any reason, we would need to arrange for the manufacture and shipment of products by alternative sources. Because the establishment of new manufacturing relationships involves numerous uncertainties, including those relating to payment terms, costs of manufacturing, adequacy of manufacturing capacity, quality control and timeliness of delivery, we are unable to predict whether such relationships would be on terms that we regard as satisfactory. Any significant disruption in our relationships with our manufacturing sources located in Hong Kong and China would have a material adverse effect on our ability to manufacture and distribute our products. Restrictions on travel to and from these and other regions, similar to those imposed during the outbreak of Severe Acute Respiratory Syndrome in 2003, commonly known as SARS, and any delays or cancellations of customer orders or the manufacture or shipment of our products on account of SARS or other syndromes could have a material adverse effect on our ability to meet customer deadlines and timely distribute our products in order to match consumer tastes.

Our competitors are established companies that have greater experience than us in a number of crucial areas, including design and distribution.

There is intense competition in each of the businesses in which we compete. Our moderately priced watch business competes with a number of established manufacturers, importers and distributors such as Guess?, Anne Klein II, Kenneth Cole and Swatch. Our fine premium branded and designer watch business competes with a number of established manufacturers, importers and distributors such as Gucci, Rado, Raymond Weil, Seiko and Swiss Army. In addition, our leather goods, sunglass, jewelry and apparel businesses compete with a large number of established companies that have significantly greater experience than us in designing, developing, marketing and distributing such products. In all of our businesses, we compete with numerous manufacturers, importers and distributors who may have significantly greater financial, distribution, advertising and marketing resources than us. Our competitors include distributors that import watches, accessories and apparel from abroad, domestic companies that have established foreign manufacturing relationships and companies that produce accessories and apparel domestically.

Our implementation of a new enterprise resource planning system could disrupt our computer system and divert management time.

We are currently implementing an enterprise resource planning system from SAP AG, a German software company. Over the next few years, we intend to replace our existing enterprise resource planning systems and other principal financial systems with software systems provided by SAP AG. During 2003, we implemented the new enterprise resource planning system in our U.S. and Canada locations and over the next few years intend to replace our existing enterprise resource planning systems and principal financial systems at our international subsidiaries with software systems provided by SAP AG. Our current expansion plans may place significant strain on our management, working capital, financial and management control systems and staff. The failure to maintain or upgrade financial and management control systems, to recruit additional staff or to respond effectively to difficulties encountered during expansion could have a material adverse effect on our ability to respond to trends in our target markets, market our products and meet customer deadlines. The sustained disruption or failure of our systems due to force majeure or as part of an upgrade, conversion or other systems maintenance could result in the same adverse effects.

We have key facilities in the United States and overseas, the loss of any of which could harm our business.

Our administrative and distribution operations in the United States are conducted primarily from two separate facilities located in the Dallas, Texas area. Our operations internationally are conducted from various administrative, distribution and manufacturing facilities outside of the United States, particularly in Germany and Hong Kong. The complete or temporary loss of use of all or part of these facilities could have a material adverse effect on our business.

Seasonality of our business may adversely affect our net sales and operating income.

Our quarterly results of operations have fluctuated in the past and may continue to fluctuate as a result of a number of factors, including seasonal cycles, the timing of new product introductions, the timing of orders by our customers and the mix of product sales demand. Our business is seasonal by nature. A significant portion of our net sales and operating income are generated during the fourth quarter of our fiscal year, which includes the Christmas season. The amount of net sales and operating income generated during the fourth quarter depends upon the anticipated level of retail sales during the Christmas season, as well as general economic conditions and other factors beyond our control. In addition, the amount of net sales and operating income generated during the first quarter depends in part upon the actual level of retail sales during the Christmas season. There can be no assurance that such factors will not adversely affect our net sales and operating income during the first and fourth quarter of our fiscal year. Also, our gross profit margins are impacted by our sales mix. Both international and licensed watch sales generally provide gross margins in excess of our historical consolidated gross profit margin, while accessory products generally provide gross profit margins below our historical consolidated gross profit margin. There can be no assurance that future sales from our international businesses and licensed watch businesses will increase at a faster rate than our domestic accessory business.

A number of our products are produced under licensing agreements, some of which will expire in the near-term future, that require minimum royalty commitments.

A portion of our growth in sales and net income is, and is expected to continue to be, derived from the sales of products produced under licensing agreements with third parties. Sales of our licensed products amounted to 25% of our sales for fiscal year 2003. Under these license agreements, we generally have the right to produce, market and distribute certain products utilizing the brand names of other companies. Our material license agreements have various expiration dates between 2004 and 2009, with the DIESEL license expiring on December 31, 2004. We expect to sign a new license with DIESEL within the next few months. The failure by us to maintain or renew one or more of our existing material licensing agreements could adversely affect our revenues. In addition, we have experienced instances where minimum royalty commitments under these agreements exceeded revenues derived from related product sales. We can provide no assurance that we will not experience this again. We incurred royalty expense of approximately $29.8 million, $17.8 million and $11.2 million in fiscal years 2003, 2002 and 2001, respectively. We also have several agreements in effect at the end of fiscal year 2003 which expire on various dates from December 2004 through December 2009 that require us to pay royalties ranging from 7.0% to 20.0% of defined net sales.

Our business may be harmed if we fail to protect our intellectual property.

Our trademarks and other proprietary rights are important to our success and competitive position. We are devoted to the establishment and protection of our trademarks and proprietary rights on a worldwide basis. We cannot be certain that the actions we have taken will be adequate to prevent imitation of our products by others or to prevent others from seeking to prevent sales of our products as a violation of the trademarks or proprietary rights of others. In addition, we cannot be certain that others will not assert rights in, or ownership of, our trademarks and other proprietary rights or that we will be able to resolve these types of conflicts to our satisfaction. Because we sell our products internationally and are dependent on foreign manufacturing in Hong Kong and China, we are also dependent on the laws of foreign countries to protect our intellectual property. These laws may not protect proprietary rights to the same extent as the laws of the United States.

Risks associated with foreign government regulations and U.S. trade policy may affect our foreign operations and sourcing.

Our businesses are subject to risks generally associated with doing business abroad, such as foreign governmental regulation in the countries in which our manufacturing sources are located, primarily Hong Kong and other parts of China. While have not experienced any material issues with foreign governmental regulations that would impact our arrangements with our foreign manufacturing sources, we believe that this issue is of particular concern with regard to China due the less mature nature of the Chinese market economy and the historical involvement of the Chinese government in industry. If regulation were to render the conduct of business in a particular country undesirable or impracticable, or if our current foreign manufacturing sources were for any other reason to cease doing business with us, such a development could have a material adverse effect on our product sales and on our supply, manufacturing and distribution channels. Our business is also subject to the risks associated with the imposition of additional United States legislation and regulations relating to imports, including quotas, duties, tariffs or taxes, and other charges or restrictions on imports, which could adversely affect our operations and our ability to import products at current or increased levels. We cannot predict whether additional United States customs quotas, duties, tariffs, taxes or other charges or restrictions will be imposed upon the importation of our products in the future, or what effect such actions would have on our costs of operations.

An increase in product returns could negatively impact our operating results.

We recognize revenues as sales when merchandise is shipped and title transfers to the customer. We permit the return of damaged or defective products and accept limited amounts of product returns in certain other instances. Accordingly, we provide allowances for the estimated amounts of these returns at the time of revenue recognition based on historical experience. Any significant increase in product damages or defects and the resulting credit returns could have a material adverse impact on our operating results for the period or periods in which such returns materialize.

Two principal stockholders own a significant amount of our outstanding common stock.

Following this offering, Mr. Kosta Kartsotis, our President and CEO, will own 8,725,389 shares of our common stock and Mr. Tom Kartsotis, the Chairman of our Board of Directors, will own 12,786,585 shares of our common stock (or 12.37% and 18.13%, respectively, based on the number of shares outstanding as of May 11, 2004). As a result, they are in a position to significantly influence the outcome of elections of our directors, the adoption, amendment or repeal of our bylaws and any other actions requiring the vote or consent of our stockholders.

Our organizational documents contain anti-takeover provisions that could discourage a proposal for a takeover of us.

Our certificate of incorporation and bylaws, as well as the General Corporation Law of the State of Delaware, contain provisions that may have the effect of discouraging a proposal for a takeover of us. These include a provision in our certificate of incorporation authorizing the issuance of "blank check" preferred stock; the division of our Board of Directors into three classes to be elected on a staggered basis, one class each year; provisions in our bylaws establishing advance notice procedures with respect to certain stockholder proposals; and provisions requiring that action taken to remove a director without cause be approved either by an 80% vote of the Board of Directors or an 80% vote of the stockholders. Our bylaws may be amended by a vote of 80% of the Board of Directors, subject to repeal by a vote of 80% of the stockholders. In addition, Delaware law limits the ability of a Delaware corporation to engage in certain business combinations with interested stockholders. Finally, Messrs. Kartsotis have the ability, by virtue of their stock ownership, to significantly influence a vote regarding a change in control of us.

Future sales of our common stock in the public market could adversely affect our stock price.

The 8,725,389 shares beneficially owned by Mr. Kosta Kartsotis and the 12,786,585 shares beneficially owned by Mr. Tom Kartsotis following this offering may be sold in the open market in the future, subject to any volume restrictions and other limitations under the Securities Act of 1933 and Rule 144 thereunder. We may also decide to file a registration statement enabling Messrs. Kartsotis to sell additional shares. Although Messrs. Kartsotis have entered into "lock-up" agreements with the underwriters that prohibits them from selling shares during the 90 day period after the date of this prospectus, any subsequent sales by Messrs. Kartsotis of substantial amounts of our common stock in the open market, or the availability of their shares for sale, could adversely effect the price of our common stock. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market, or the perception that those sales could occur. These sales or the possibility that they may occur also could make it more difficult for us to raise funds in any equity offering in the future at a time and price that we deem appropriate.

Forward-looking statements

This prospectus contains certain forward-looking statements that involve substantial risks and uncertainties, including, but not limited to, statements in the sections entitled "Management's discussion and analysis of financial condition and results of operations" and "Business." These forward-looking statements can generally be identified because the context of the statement includes words such as may, except, anticipate, intend, estimate, continue, believe, or other similar words. Similarly, statements that describe our future expectations, objectives and goals or contain projections of our future results of operations or financial condition are also forward-looking statements. Our future results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors. Among the factors that could cause actual results to differ materially are: the effect of national and regional economic conditions, lowered levels of consumer spending resulting from a general economic downturn or generally reduced shopping activity caused by public safety concerns, the performance of our products within the prevailing retail environment, customer acceptance of both new designs and newly-introduced product lines, financial difficulties encountered by customers, the effects of vigorous competition in the markets in which we operate, the integration of the organizations and operations of any acquired businesses into our existing organization and operations, the termination or non-renewal of any acquired businesses into our existing organization and operations, the termination or non-renewal of material licenses, our foreign operations and manufacturing, changes in the costs of materials, labor and advertising, and our ability to secure and protect trademarks and other intellectual property rights. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Use of proceeds

We will not receive any proceeds from the sale of common stock by the selling stockholders.

Price range of common stock

Our common stock is traded on the Nasdaq National Market under the symbol "FOSL."

The following table sets forth reported last sale prices of our common stock for the periods indicated. Such prices have been adjusted to reflect a three-for-two stock split of our common stock effected as a fifty percent (50%) stock dividend paid on June 7, 2002. This data has also been adjusted to reflect the three-for-two stock split paid in the form of a stock dividend on April 8, 2004.

	High	Low
Fiscal year beginning January 4, 2004:
First Quarter	$23.170	$18.010
Second Quarter (through May 10, 2004)	25.840	22.650
Fiscal year beginning January 5, 2003:
First Quarter	$14.360	$10.633
Second Quarter	16.293	10.800
Third Quarter	19.333	15.833
Fourth Quarter	20.133	16.233
Fiscal year beginning January 6, 2002:
First Quarter	$12.445	$8.778
Second Quarter	15.827	11.685
Third Quarter	16.407	10.400
Fourth Quarter	15.080	9.993
Fiscal year beginning December 31, 2000
First Quarter	$9.000	$6.111
Second Quarter	10.378	7.338
Third Quarter	9.911	6.271
Fourth Quarter	10.045	7.178

On May 11, 2004, the last reported sale price of our common stock was $24.03. As of March 15, 2004, there were 153 holders of record of our common stock.

Dividend policy

We expect that we will retain all available earnings generated by our operations for the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination as to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition and future prospects and such other factors as the Board of Directors may deem relevant.

Selected financial data

The following information should be read in conjunction with our consolidated financial statements and related notes thereto incorporated by reference in this prospectus and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus. The selected statements of operations data for the 13 weeks ended April 3, 2004 and April 5, 2003 and the balance sheet data as of April 3, 2004 and April 5, 2003 are derived from our unaudited financial statements and are incorporated by reference in this prospectus. The selected statements of operations data for the fiscal years ended January 3, 2004, January 4, 2003 and January 5, 2002 and the balance sheet data as of January 3, 2004 and January 4, 2003 are derived from our audited financial statements and are incorporated by reference in this prospectus. The statements of operations data for the fiscal years ended December 30, 2000 and January 1, 2000 and the balance sheet data as of January 5, 2002, December 30, 2000 and January 1, 2000 are derived from audited financial statements that are neither included nor incorporated by reference in this prospectus.

	13 Weeks		Fiscal year
	2004	2003	2003	2002	2001		2000	1999
(dollars in thousands, except per share data)
Statements of income and comprehensive income:
Net Sales	$199,395	$169,767	$781,175	$663,338	$545,541		$504,285	$418,762
Gross Profit	103,620	85,616	401,377	334,085	271,850		255,746	212,887
Operating Income	26,479	19,822	109,750	95,930	76,854		93,821	87,449
Income before income taxes	25,944	19,585	109,471	95,979	72,804		94,717	87,841
Net income	16,345	12,143	68,335	58,907	43,683	(1)	55,883	51,826
Earnings per share:(2)
Basic	0.23	0.17	0.98	0.85	0.64	(1)	0.78	0.72
Diluted	0.22	0.17	0.93	0.81	0.62	(1)	0.76	0.69
Weighted average common shares outstanding:(2)
Basic	70,007	69,618	69,818	68,990	67,877		71,301	71,775
Diluted	73,744	72,370	73,182	72,357	70,290		73,520	75,213
Balance sheet data:
Cash and equivalents(3)	$156,525	$111,705	$164,053	$117,924	$72,851		$90,813	$101,778
Working capital	338,046	248,859	313,561	241,177	163,280		169,792	155,198
Total assets	449,416	346,760	587,541	482,526	380,863		307,591	269,364
Long-term debt	—	—	—	—	—		—	—
Stockholders' equity	440,465	349,757	423,426	340,541	264,023		220,699	191,197
Return on average stockholders' equity(4)	18.4%	18.9%	18.4%	19.9%	18.3%		26.9%	32.2%

(1)
Includes a $2.9 million one-time charge that reflects the write-off of the carrying value of our investment in SII Marketing International, Inc. as a result of our decision to terminate our equity participation in the joint venture relationship. Excluding this one-time charge, net income, basic earnings per share and diluted earnings per share were $46.5 million, $0.69 and $0.66, respectively.

(2)
All share and per share price data has been adjusted to reflect three-for-two stock splits effected in the form of stock dividends paid on August 17, 1999 and June 7, 2002. This data has also been adjusted to reflect the three-for-two stock split declared on March 12, 2004 paid in the form of a stock dividend on April 8, 2004 to stockholders of record on March 26, 2004.

(3)
Includes short-term marketable investments consisting of liquid investments with original maturities exceeding three months and mutual fund investments.

(4)
The return on average stockholder's equity for the 13 week periods is based upon a trailing 12 month calculation.

Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the "Selected financial data" and our financial statements and the related notes, which are incorporated by reference in this prospectus.

We are a design, development, marketing and distribution company that specializes in consumer products predicated on fashion and value. The FOSSIL brand name was developed to convey a distinctive fashion, quality and value message and a brand image reminiscent of an earlier time that suggests a time of fun, fashion and humor. Since our inception in 1984, we have grown into a global watch company with a well-recognized branded portfolio delivered over an extensive distribution network. Our principle offerings include an extensive line of watches sold under our proprietary brands as well as licensed brands for some of the most prestigious companies in the world. We also offer complementary lines of small leather goods, belts, handbags and sunglasses under our proprietary FOSSIL and RELIC brands, jewelry under the FOSSIL and EMPORIO ARMANI brands and FOSSIL apparel. Our centralized infrastructure in design/development and production/sourcing allows us to leverage the strength of our branded watch portfolio over an extensive global distribution network.

Our products are sold primarily to department stores and specialty retail stores in over 90 countries worldwide through company-owned foreign sales subsidiaries and through a network of approximately 60 independent distributors. Our foreign operations include wholly or majority-owned subsidiaries in Australia, Canada, France, Germany, Hong Kong, Italy, Japan, the Netherlands, Singapore, Switzerland and the United Kingdom. In addition, our products are offered at company-owned retail locations, located in the United States and certain international markets, and authorized FOSSIL retail stores and kiosks located in several major airports, on cruise ships and in certain international markets. Our successful expansion of our product lines worldwide and leveraging of our infrastructure have contributed to our increasing net sales and operating profits.

Significant accounting policies and estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to product returns, bad debts, and inventories. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies require the most significant estimates and judgments.

Revenues.    Revenues are recognized at the point the goods leave our distribution center for the customer. Because the majority of our customers pay freight and do not have stated rights of inspection, title transfers at the point in time the goods leave our dock. We will accept limited returns and will request that a customer return a product if we feel the customer has an excess of any style that we have identified as being a poor performer for that customer or geographic location. While such returns have historically been within management's expectations and the provisions established, future return rates may differ from those experienced in the past. Any significant increase in product damages or defects and the resulting credit returns could have an adverse impact on the operating results for the period or periods in which such returns materialize.

Accounts Receivable.    We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by the review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues identified. While such credit losses have historically been within our expectations and the provisions established, future credit losses may differ from those experienced in the past.

Inventories.    Inventories are stated at the lower of average cost, including any applicable duty and freight charges, or market. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the average cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Asset Impairment.    We test for asset impairment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from estimated future cash flows. We apply SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in order to determine whether or not an asset is impaired. Our management evaluates the ongoing value of assets, primarily leasehold improvements and in-store fixturing, associated with our owned retail stores that have been open longer than one year. When undiscounted cash flows estimated to be generated through the operations of our owned retail stores are less than the carrying value of those assets, impairment losses are recorded in selling and distribution expenses. Should actual results or market conditions differ from those anticipated, additional losses may be recorded.

Goodwill.    We adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 6, 2002. In accordance with SFAS No. 142, our management evaluates goodwill for impairment by comparing the fair value of the reporting unit to the book value. The fair value of our reporting units is estimated using discounted cash flow methodologies and market comparable information. Based on the analysis, if the implied fair value of each reporting unit exceeds the book value of the goodwill, no impairment loss is recognized. In the fourth quarter of fiscal 2003 and 2002, we performed the required annual impairment test and determined that no goodwill impairment existed.

New Accounting Standards.    In May 2003, SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued that incorporates additional reporting standards for derivative instruments. While we follow FASB No. 133, the amendment as issued under SFAS No. 149 will not impact our consolidated financial statements.

First quarter 2004 highlights

•
Sales generated from our other international segment, which includes our subsidiaries in the Far East and Canada and our export business from the U.S., increased approximately 56% during the first quarter with growth in all geographic areas and all brands.

•
We operated 120 retail locations (54 outlet and 66 full-price) at the end of the first quarter, compared to 104 stores (47 outlet and 57 full-price) at the end of the prior year quarter. This retail store expansion and 19.5% same store sales growth generated sales increases of 31% during the first quarter.

•
Sales of licensed brand watches increased by 33.8% during the first quarter and represent approximately 27% of our consolidated net sales.

•
Sales generated from our RELIC watch brand increased approximately 60% during the first quarter as a result of exciting new styles introduced and new customers.

•
We launched our Wrist.net watches to approximately 1,000 department stores and electronic retailers.

•
Subsequent to the end of the first quarter, we announced the acquisition of Michele Watches and the signing of a licensing agreement for MICHAEL Michael Kors® watches.

2003 highlights

•
During 2003, we launched the BURBERRY line of Swiss-made watches globally. We believe BURBERRY watches will expand our existing relationships with our international customer base and add specialty watch and jewelry store distribution in the U.S.

•
EMPORIO ARMANI jewelry, initially launched in the fourth quarter of 2002, was further rolled-out globally. Combined with the existing EMPORIO ARMANI watch business, this business will assist us in expanding our license relationship with the Giorgio Armani group while providing the opportunity to extend the global presence of our product assortment under this brand.

•
With the addition of BURBERRY watches and solid growth in EMPORIO ARMANI, DKNY and DIESEL watches, licensed watch sales increased to 25% of consolidated sales in 2003 compared to 21% in 2002. The retail price points of these aspirational brands are generally higher than the related retail prices of our proprietary brands allowing us to experience higher sales and gross profit margins per unit.

•
In January, we completed the consolidation of our North American distribution/warehouse operations into our state-of-the-art 500,000 square foot distribution center located in Dallas.

•
In July, we put into service a new enterprise resource planning system, SAP, for our North American operations. We anticipate converting all of our subsidiaries' systems to SAP over the next several years. Implementation of SAP in Germany commenced during the fourth quarter and we expect the European phase of our global implementation to be complete by the end of 2005 or early 2006.

•
In September, we moved into our new 100,000 square foot European distribution facility located in Germany. We believe consolidation of existing distribution facilities in France, Italy, Switzerland and the UK into our new European distribution facility will be completed over the next several years.

•
Our operating margin for 2003 was 14.1% and our goal is to reach 17% over the next few years. During the second half of 2003, our sales growth and increasing gross profit margin resulted in increased operating margins over the comparable prior year period. We believe this to be a significant achievement given our continued investment in new business initiatives, including technology products, Swiss watches and jewelry, as well as infrastructure additions, including new distribution facilities and SAP, to support our future growth prospects.

•
During 2003, our retail stores experienced same-store sales comparisons in excess of 10%. This sales growth, combined with higher gross profit margins and lower operating expenses as a percentage of sales, resulted in operating income growth within the retail store segment of approximately $11 million in 2003 over 2002.

Results of operations

The following table sets forth, for the periods indicated, (i) the percentages of our net sales represented by certain line items from our consolidated statements of income and (ii) the percentage changes in these line items between the years indicated.

	13 weeks			Fiscal Year
	April 3, 2004	April 5, 2003	Percentage change from April 5, 2003	2003	Percentage change from 2002	2002	Percentage change from 2001	2001
Net sales	100.0%	100.0%	17.5%	100.0%	17.8%	100.0%	21.6%	100.0%
Cost of sales	48.0	49.6	13.8	48.6	15.4	49.6	20.3	50.2

Gross profit	52.0	50.4	21.0	51.4	20.1	50.4	22.9	49.8
Operating expenses	38.7	38.8	—	37.3	22.5	35.9	22.1	35.7

Operating income	13.3	11.7	33.6	14.1	14.4	14.5	24.8	14.1
Interest expense	0.0	0.0	(25.0)	—	(42.1)	—	(66.4)	0.1
Other (expense) income—net	(0.3)	(0.1)	(127.5)	—	(239.1)	—	104.2	(0.7)

Income before income taxes	13.0	11.6	32.5	14.1	14.1	14.5	31.8	13.3
Provision for income taxes	4.8	4.4	29.0	5.3	11.0	5.6	27.3	5.3

Net income	8.2%	7.2%	34.6%	8.8%	16.0%	8.9%	34.9%	8.0%

The following table sets forth certain components of our consolidated net sales and the percentage relationship of the components to consolidated net sales for the periods and fiscal year indicated:

	13 weeks				Fiscal Year
	Amounts in millions		Percentage of total		Amounts in millions			Percentage of total
	April 3, 2004	April 5, 2003	April 3, 2004	April 5, 2003	2003	2002	2001	2003	2002	2001
International:
Europe	$66.8	$55.5	33%	33%	$258.1	$189.4	$130.3	33.1%	28.6%	23.9%
Other	27.3	17.5	14	10	82.0	63.6	56.1	10.5	9.6	10.3

Total international	94.1	73.0	47	43	340.1	253.0	186.4	43.6	38.2	34.2
Domestic:
Watch products	44.5	42.8	22	25	205.7	200.9	180.6	26.3	30.3	33.1
Other products	39.7	37.9	20	22	131.3	126.3	110.3	16.8	19.0	20.2

Total domestic	84.2	80.7	42	47	337.0	327.2	290.9	43.1	49.3	53.3
Retail worldwide	21.1	16.1	11	10	104.1	83.1	68.2	13.3	12.5	12.5

Total net sales	$199.4	$169.8	100%	100%	$781.2	$663.3	$545.5	100.0%	100.0%	100.0%

13 weeks ended April 3, 2004 compared to 13 weeks ended April 5, 2003

Net sales.    The following table is intended to illustrate by factor the total of the year-over-year percentage change in sales by segment and on a consolidated basis:

Analysis of Percentage Change in Sales Versus Prior Year Quarter Attributable to Changes in the Following Factors

	Exchange Rates	Organic Growth	Total Change
Europe	15.8%	4.6%	20.4%
Other international	4.8%	50.8%	55.6%
Domestic wholesale	0.0%	4.3%	4.3%
Retail worldwide	2.2%	29.1%	31.3%
Total	5.9%	11.5%	17.4%

International Net Sales.    Excluding the impact on sales growth attributable to foreign currency rate changes as noted in the above table, European sales growth was driven principally by sales volume increases in FOSSIL, DIESEL and DKNY watches. Growth from other international sales, which include our Canada and Far East distribution businesses and export sales from the U.S., was led primarily by sales volume increases in FOSSIL, BURBERRY, DKNY and DIESEL watch businesses. We believe we maintain a competitive advantage as a result of our long-term relationships and strength of our business with retailers throughout the international marketplace. We further believe our impressive portfolio of global watch brands and our ability to acquire additional brands position us for further penetration internationally as we continue to take shelf space from lesser known local and regional brands. We believe these brands do not have the marketing strength, distribution network or the global brand recognition in comparison to the brands included in our watch portfolio.

Domestic Net Sales.    Domestic watch sales increased 4.2% primarily as a result of sales volume increases in sales of RELIC and licensed watches partially offset by a 5.2% decrease in FOSSIL watches. The decrease in FOSSIL watches was primarily due to the strong results of the brand in the fourth quarter of 2003 in which we experienced sales volume growth of approximately 20%. We believe the increase in RELIC watch sales is due to the introduction of new styles, including those with enhanced dial movements, and additional customers added in late 2003. Increased sales in the licensed watch category were primarily related to BURBERRY watches. Management believes it can gain additional market share for FOSSIL and its other watch brands in the U.S. market by expanding into both a greater number of locations with our existing retailers as well as adding additional retailers for certain brands that we believe are under-penetrated. We believe this can be accomplished by utilizing the talent of our broad-based design group and exploiting the speed of our supply chain that we believe allows for a quicker response to changes in fashion trends than its competitors. Domestic sales of our accessory and sunglass businesses rose 4.7% compared to the prior year quarter with particular strength in FOSSIL eyewear and EMPORIO ARMANI jewelry. In total, domestic wholesale sales rose by 4.3%.

Stores Worldwide Net Sales.    Sales from company-owned retail stores worldwide increased 31.3% during the first quarter as a result of a 14.9% increase in the average number of stores opened during the quarter and comparable store sales gains of 19.6%. We believe our double-digit comparable store growth during the first quarter was attributable to better in-store merchandising and visual presentation and lower quantities of discounted merchandise available in comparison to the prior year quarter that resulted in higher average selling prices during the first quarter.

Gross Profit.    Gross profit margin expanded by 160 basis points to 52.0% in the first quarter compared to 50.4% in the prior year period. The increase in gross profit margin is mainly attributable to expanded gross profit margin in our international businesses, as a result of stronger foreign currencies, and increased gross profit margins from our company-owned retail stores, primarily related to our outlet stores. Gross profit margin was also favorably impacted by a higher mix of sales related to our international businesses and company-owned retail stores as a percentage of total sales. Sales from these two segments of our business generally produce higher gross profit margins than our historical consolidated gross profit margin. Gross profit margin from our domestic wholesale businesses remained relatively unchanged from the prior year period.

Operating Expenses.    Operating expenses, as a percentage of net sales, improved by 10 basis points to 38.7% in the first quarter compared to 38.8% in the comparable prior year period. Included in first quarter operating expenses is approximately $3.5 million in additional costs related to the translation impact of stronger foreign currencies into U.S. dollars. Excluding the currency and sales volume increase impact, operating expense increases were mainly driven by increases in (i) personnel and other related costs associated with our new business initiatives, (ii) depreciation and amortization expense and (iii) professional fees. Costs associated with new business initiatives, which primarily relate to our Swiss watch and mass market product offerings, increased by $2.3 million during the first quarter. Depreciation and amortization expense increases of $1.6 million are related to our SAP software implementation, as well as other capital additions made in 2003. Increases in professional fees of $1.7 million were primarily related to consulting cost associated with our U.S. based SAP system, that was implemented in July 2003, and accounting and legal fees incurred in connection with our European reorganization project. Advertising expense decreased approximately $800,000 in the first quarter as a result of certain new product launch costs incurred during the prior year quarter.

Operating Income.    Gross profit increased by approximately $18 million, or 21%, during the first quarter as a result of strong sales gains combined with improvements in gross profit margin. This increase in gross profit more than offset increased operating expenses, resulting in an increase in our first quarter operating profit margin of 160 basis points to 13.3% of net sales compared to 11.7% of net sales in 2003. Operating income for the first quarter included approximately $3 million of additional income as a result of the effects of stronger foreign currencies.

Other Income (Expense)—net.    Other income (expense) primarily reflects interest income from cash investments, royalty income, minority interest expense of our majority-owned subsidiaries and equity in the earnings (losses) of its non-consolidated joint venture. During the first quarter, other income (expense) decreased unfavorably by approximately $300,000 primarily as a result of increased minority interest expense partially offset by increased interest income due to higher levels of invested cash balances maintained during the first quarter.

Provision For Income Taxes.    Our effective income tax rate decreased to 37% during the first quarter, compared to 38% in the prior year comparable period. This decrease was primarily related to a higher percentage of income generated from countries whose statutory income tax rates are lower than our historical average income tax rate.

2004 Net Sales and Earnings Estimates.    We believe second quarter 2004 diluted earnings per share will approximate $0.17, which reflects current First Call Consensus estimates, compared to diluted earnings per share of $0.14 in the second quarter of 2003. For fiscal 2004, we currently estimate diluted earnings per share in a range of $1.17 to $1.20 compared to our previous guidance range of $1.11 to $1.14. This increase is primarily related to our better than expected first quarter results and planned accretion related to the acquisition of Michele Watches. The low-end of our current guidance range represents growth of approximately 26% over fiscal 2003 actual diluted earnings per share of $0.93. The current First Call Consensus earnings per share estimate for fiscal 2004 is $1.13. We estimate fiscal 2004 sales growth in the 20% range.

Fiscal 2003 compared to fiscal 2002

Net sales.    The following table is intended to illustrate by factor the total year-over-year percentage change in sales by segment and on a consolidated basis:

Analysis of Percentage Change in Sales Versus Prior Year Attributable to Changes in the Following Factors

	Exchange Rates	Acquisitions	Organic Growth	Total Change
Europe	19%	2%	15%	36%
Other international	5	9	15	29
Domestic wholesale	—	—	3	3
Retail worldwide	1	5	19	25

Total	6%	2%	10%	18%

International Net Sales.    Excluding the impact on sales growth attributable to foreign currency rate changes as noted in the above table, European sales growth was driven by sales volume increases in FOSSIL, DIESEL and DKNY watches and FOSSIL and EMPORIO ARMANI jewelry. Growth from other international sales, which include our Canada and Far East distribution businesses and export sales from the U.S., was led by sales volume increases in FOSSIL, EMPORIO ARMANI and DIESEL watch businesses. We believe we maintain a competitive advantage as a result of our long-term relationships and strength of our business with our retailers throughout the international marketplace. We further believe our impressive portfolio of global watch brands and our ability to acquire additional brands position us for further penetration internationally as we continue to take shelf space from lesser known local and regional brands. We believe these brands do not have the marketing strength, distribution network or the global brand recognition in comparison to the brands included in our watch portfolio. Additionally, we anticipate that the recent additions of Swiss-made BURBERRY and ZODIAC watches and EMPORIO ARMANI jewelry will further advance our product offering and allow for long-term leverage of our existing distribution infrastructure outside the U.S. further strengthening our competitive advantage. Our management believes our international businesses will continue to contribute significant double-digit sales increases in 2004, assuming the Euro foreign currency rate remains near the 1.25 to 1.0 level relative to the U.S. dollar.

Domestic Net Sales.    Domestic watch sales increased 2.4% on sales volume increases primarily as a result of a 5.5% increase in sales of FOSSIL watches and a 17.3% increase in sales of licensed brand watches. The re-emergence of leather strap watches as a popular fashion item and the increased market penetration of Fossil watches that have motion taking place on the dial were the primary factors behind increases in FOSSIL watch sales. These sales gains were partially offset by an 18% decrease in sales of RELIC watches and a 98% decrease in sales of the EDDIE BAUER private label watch line. During 2003, we chose not to renew our watch license for the EDDIE BAUER brand name, due primarily to the financial difficulties experienced by EDDIE BAUER'S parent company. We believe that the decline in sales of RELIC watches is primarily due to increased competition from less expensive fashion watches. Our management believes it can gain additional market share for FOSSIL and our other watch brands in the U.S. market by expanding into both a greater number of locations with our existing retailers as well as adding additional retailers for certain brands that we believe are under-penetrated by utilizing the talent of our broad-based design group and exploiting the speed of our supply chain that allows for quicker response to changes in fashion trends than our competitors. Domestic sales of our accessory and sunglass businesses rose 4.0% resulting from a 34%, 7% and 79% increase in RELIC accessories, FOSSIL men's leather and FOSSIL sunglasses, respectively. Excluding RELIC eyewear, which experienced a 57% decrease in sales volume in 2003 due to the loss of a sizeable portion of a significant customer's business, domestic sales of our accessory and sunglass businesses increased 9.0%. FOSSIL watches and accessories continue to be a leading supplier to U.S. department and specialty retail stores. Moreover, management believes Swiss-made BURBERY and ZODIAC watches and EMPORIO ARMANI jewelry will allow us to expand into additional distribution channels in the U.S., primarily specialty watch and jewelry stores during 2004 and beyond. Management believes sales growth for our domestic wholesale businesses to be in the mid to high single digit range for 2004.

Company-Owned Retail Stores Net Sales.    Sales from company-owned retail stores worldwide increased 25.3% during the year as a result of a 14.4% increase in the average number of stores opened during the year and comparable store sales gains of 10.6%. Our management believes our double-digit comparable store growth during the year was attributable to better in-store merchandising and visual presentation and lower quantities of discounted merchandise available in comparison to the prior year, that resulted in higher average selling prices during 2003. We operated 119 stores at the end of the year, consisting of 53 outlet, 26 accessory and 18 jeanswear stores in the United States and 22 accessory stores located outside the United States. This compares to 104 stores at the end of the prior year, 47 outlet, 23 accessory and 18 jeanswear in the United States and 16 accessory stores located outside the United States. We opened 17 new stores during the year, including six stores acquired in Europe, and closed two stores. With the addition of an outlet opened in early 2004, we currently operate 120 stores, consisting of 54 outlet, 26 accessory and 18 jeanswear stores in the United States and 22 accessory stores located outside the United States. Our management expects that 12 to 16 new stores will be opened in 2004 with at least one-half of these new store openings planned to be outlet concepts. Based upon planned new door openings and continued positive comparable store sales growth, management believes retail stores net sales growth will exceed 15% in 2004. A store is included in comparable store sales in the thirteenth month of operation. Stores that experience a gross square footage increase of 10% or more due to an expansion and/or relocation are removed from the comparable store sales base, but are included in total sales. These stores are returned to the comparable store sales base in the thirteenth month following the expansion and/or relocation.

Gross Profit.    Gross profit margin increased to 51.4% compared to 50.4% in the prior year, or 100 basis points. This margin expansion can be attributed primarily to (i) increased sales, as a percentage of total sales, from our international businesses, company-owned retail stores and licensed watch products; and (ii) higher international gross profit margin due to stronger foreign currencies, primarily the Euro. Sales from our international businesses, company-owned retail stores and licensed products generally provide gross profit margins in excess of our historical consolidated gross profit margin. Gross profit margins generated from our international businesses are historically higher than those experienced in the U.S., mainly due to higher average wholesale prices charged for watch products internationally and the general absence of lower margin accessory businesses offered outside the U.S. Partially offsetting these gross profit margin increases were increased sales, as a percentage of total sales, from RELIC accessory products that generally provide gross profit margin below our historical consolidated gross profit margin. Our management believes 2004 gross profit margin will be favorably impacted because sales from our international businesses and company-owned retail stores are forecasted to increase at a faster rate than our total sales. Additionally, assuming the Euro foreign currency rate remains near the 1.25 to 1.0 level relative to the U.S. dollar, we believe gross profit margin for 2004 could increase 50 to 75 basis points.

Operating Expenses.    Operating expenses increased approximately $53 million during 2003 and, as a percentage of net sales, increased to 37.3% during 2003 compared to 35.9% for the prior year. Included in 2003 operating expenses is approximately $13 million in additional costs related to the translation impact of stronger foreign currencies into U.S. dollars and approximately $7 million related to operating expenses of businesses acquired in 2002. The remaining $33 million increase in operating expenses during 2003 primarily reflects (i) $9.4 million in additional personnel and other costs associated with new business initiatives primarily related to our Swiss watch, EMPORIO ARMANI jewelry and technology-enhanced watch businesses for which there have been minimal revenue contributions to date, (ii) advertising costs, (iii) depreciation and amortization expense and (iv) additional costs to support sales volume growth. For the year, total advertising expense increased $11.0 million to 7.1% of net sales compared to 6.7% of net sales in 2002. Depreciation and amortization expense increased $4.8 million due to completion of the first phase of our SAP global software implementation in July 2003 as well as other capital additions made during 2003. Our management anticipates 2004 operating expenses, as a percentage of net sales, to decrease slightly from the levels experienced in 2003, assuming increased revenue contributions from the new business initiatives and non-recurrence of certain new product launch costs incurred during 2003. Because our sales are more heavily weighted toward the second half of the year, management expects operating expenses as a percentage of sales to be equal to or slightly greater than the prior year during the first six months of 2004 and slightly less than the prior year in the second six months of the year.

Operating Income.    Increased operating expenses, as a percentage of net sales, were partially offset by improved gross profit margins resulting in operating profit margin of 14.1% of net sales compared to 14.5% of net sales in 2002. Operating income for the year included approximately $15 million of additional income as a result of the effects of stronger foreign currencies. Our management believes operating margin for 2004 could expand by 50 to 100 basis points, based on assumptions discussed above. Operating profit margin during the first half of 2004 could be slightly below this range, while operating margin in the second half of the year could approach, or slightly exceed, the high end of the range.

Other Income (Expense).    Other income (expense) primarily reflects interest income from cash investments, royalty income, foreign currency transaction gains (losses), minority interest expense of our majority-owned consolidated subsidiaries and equity in the earnings of our non-consolidated joint venture. During 2003, other income (expense) decreased unfavorably by approximately $300,000. The decrease was primarily a result of increased minority interest expense and legal expenses related to enforcing our intellectual property rights offset by foreign currency transaction gains and increased interest income due to higher levels of invested cash balances maintained during 2003.

Income Taxes.    Our effective income tax rate decreased to 37.6% during 2003 compared to 38.6% in the prior year. This decrease was primarily related to a higher mix of income generated from countries whose statutory income tax rates are lower than our historical average income tax rate. Our management believes this trend in our mix of income will continue, and as a result, expects our income tax rate to decrease slightly in 2004.

Fiscal 2002 compared to fiscal 2001

Net Sales.    Net sales increased 22% for the year (19% excluding currency gains). This increase was led by strong sales volume growth in our international businesses, primarily from Europe which experienced a 45% increase (36% excluding currency gains). We believe our strategy of utilizing our impressive portfolio of watch brands continues to position us for further market penetration in Europe and the Far East. Also, we believe the addition of Swiss-made BURBERRY and ZODIAC watches and EMPORIO ARMANI jewelry will further advance our product offerings and allow for long-term leverage of our existing distribution infrastructure inside and outside the U.S. Businesses acquired in Switzerland, Canada and Japan contributed approximately $6.7 million to international sales. In the U.S., sales from our domestic wholesale businesses grew 12% as a result of further expansion of RELIC accessories, significant growth in licensed watch sales and solid growth in FOSSIL watches and accessories. Market expansion of RELIC handbags, small leather goods and sunglasses in the national department store channel accelerated beyond the launch of these product categories in 2001. Licensed watch sales growth in 2002 benefited from the launch of the COLUMBIA brand and further market penetration in DIESEL, EMPORIO ARMANI and DKNY. FOSSIL watches grew market share in the U.S. during 2002 and further expanded its leading fashion watch position in department and selected specialty stores.

Gross Profit.    Gross profit margin increased to 50.4% compared to 49.8% in the prior year. This increase is attributed to increased sales mix from our international businesses and licensed watches as a percentage of total sales. International sales and licensed watch sales grew to approximately 38% and 21% of total sales during 2002, respectively, as compared to 34% and 17.5% during 2001, respectively. Both international and licensed watch sales generally provide gross margins in excess of our historical consolidated gross profit margin. Additionally, gross profit margin was favorably impacted from a lower sales mix of accessory products that generally provide gross profit margins below our historical consolidated gross profit margin. A stronger Euro during 2002 compared to the prior year slightly benefited gross profit margin.

Operating Expenses.    Operating expenses, as a percentage of net sales, increased to 35.9% compared to 35.7% for the prior year. The $43 million increase in operating expenses primarily reflects increased variable costs to support sales growth, as well as higher distribution costs relating to our new distribution facility, increased payroll cost, increased advertising expenditures, operating expenses related to acquired businesses and higher costs in Europe due to the effects of a stronger Euro. The increase in payroll and advertising costs is primarily associated with new business initiatives, including Swiss-made watches, jewelry and new technology products.

Operating Income.    Increased sales and improved gross profit margin more than offset increases in operating expenses for the year. As a result, our operating profit margin increased to 14.5% from 14.1% in the prior year.

Other Income (Expense).    Other income (expense) primarily reflects interest income from cash investments, royalty income, minority interests in the earnings (loss) of our majority-owned subsidiaries and equity in the earnings (losses) of our non-consolidated joint venture. During 2002, other income (expense) decreased unfavorably by approximately $900,000 primarily as a result of reduced interest income due to lower yields on invested cash balances and the effects of a $500,000 legal settlement received by us in the prior year.

Income Taxes.    Our effective income tax rate decreased to 38.6% during 2002 compared to 40% in the prior year. This decrease was primarily related to a higher mix of income generated from countries whose statutory income tax rates are lower than our historical average income tax rate.

Effects of inflation

Our management does not believe that inflation has had a material impact on results of operations for the periods presented. Substantial increases in costs, however, could have an impact on us and the industry. Management believes that, to the extent inflation affects its costs in the future, we could generally offset inflation by increasing prices if competitive conditions permit.

Liquidity and capital resources

Our general business operations historically have not required substantial cash needs during the first several months of our fiscal year. Generally, starting in the second quarter, our cash needs begin to increase, typically reaching its peak in the September-November time frame. Our cash holdings and short-term marketable securities as of the end of the first quarter increased to $162.6 million in comparison to $117.1 million at the end of the prior year quarter. However, cash holdings and short-term marketable securities decreased slightly compared to the $164.1 million at the end of the prior year. This decrease is primarily the result of $5.3 million of net cash used in investing activities and $2.6 million related to exchange rate changes partially offset by $5.5 million of cash generated from operating and $800,000 from financing activities. Net cash used in investing activity was mainly related to $4.7 million of capital additions. Cash flows generated from operating activities were primarily related to increased net income partially offset by increases in working capital, while cash flows generated from financing activities were comprised of $4.4 million of proceeds from the exercise of stock options partially offset by repurchases of common stock and distributions of minority interest earnings.

Accounts receivable increased to $112.6 million at the end of the first quarter compared to $80.5 million at the end of the prior year quarter. Day's sales outstanding increased to 51 days for the first quarter compared to 43 days in the prior year quarter. This increase is attributable to an increase in our average collection cycle and a decrease in the relative percentage of return allowances in our net accounts receivable balance. The collection cycle has increased as a result of a larger percentage of international sales that historically have longer collection periods than those experienced in our U.S. business. Adding to the delay in collection of our receivables was an increase in our domestic billing cycle in the U.S. caused by some inconsistencies in our SAP generated electronic invoices. Inventory at quarter-end was $142.3 million, an increase of 16.4% compared to prior year inventory of $122.2 million.

At the end of the first quarter, we had working capital of $338 million compared to working capital of $248.9 million at the end of the prior quarter. We had approximately $2.8 million of outstanding borrowings at the end of the quarter. These borrowings are under a short-term facility in Japan bearing interest at the Euroyen rate (approximately 0.7% at quarter-end), due October 2004. No borrowings under this credit facility were incurred during 2003. Our management believes that cash flow from operations combined with existing cash on hand and amounts available under our credit facility will be sufficient to satisfy the cash requirements of our working capital needs for at least the next 18 months.

During 2004, we anticipate capital expenditures in the range of $20—$25 million to cover principally additional computer software implementation cost and hardware purchases, leasehold and owned facility improvements and warehouse equipment purchases. In addition, it is our intent to continue our stock repurchase program to partially offset the dilutive effect of stock options granted. This program could add an additional $15—$20 million to our capital requirements in 2004. Management believes that cash flow from operations combined with existing cash on hand will be sufficient to fund our capital needs during 2004. We also have access to approximately $40 million in undrawn credit facilities should additional funds be required.

Contractual obligations and off-balance sheet arrangements

The following table presents, as of January 3, 2004, a summary of our significant cash contractual obligations by payment date. Further discussion of the nature of each obligation is included in note 10 to our consolidated financial statements.

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
(in thousands)
Contractual Obligations
Short-term debt(1)	2,805	2,805
Minimum royalty payments(2)	117,835	22,092	45,613	43,302	6,828
Future minimum rental commitments	106,476	18,760	32,719	26,382	28,615
Purchase obligations(3)	8,865	8,865
Total contractual cash obligations	227,116	43,657	78,332	69,684	35,443

(1)
Consists of short-term credit borrowings in Japan due October 2004.

(2)
Consists of primarily exclusive licenses to manufacture watches under trademarks not owned by us. Also includes amounts owed pursuant to various license and design service agreements under which we are obligated to pay the licensors a percentage of our net sales of these licenses products, subject to minimum scheduled royalty, design and advertising payments.

(3)
Consists of outstanding letters of credit, which primarily represent inventory purchase commitments that typically mature in one to eight months.

A schedule of significant commitments under our license agreements is also set forth under note 10 of our consolidated financial statements. We have no consolidated off-balance sheet arrangements or material purchase obligations.

Quantitative and qualitative disclosures about market risk

As a multinational enterprise, we are exposed to changes in foreign currency exchange rates. Our most significant foreign currency risk relates to the Euro and the British Pound as compared to the U.S. dollar. Due to our vertical nature whereby a significant portion of goods are sourced from our owned facilities, the foreign currency risks relate primarily to the necessary current settlement of intercompany inventory transactions. We employ a variety of practices to manage this market risk, including our operating and financing activities and, where deemed appropriate, the use of foreign currency forward contracts. The use of these instruments allows management to offset exposure to rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. We use derivative instruments only for risk management purposes and do not use them for speculation or for trading. There were no significant changes in how we manage foreign currency transactional exposure in 2003 and management does not anticipate any significant changes in such exposures or in the strategies we employs to manage such exposure in the near future.

At year-end we had outstanding foreign exchange contracts to sell (i) 34.3 million Euro for approximately $40.1 million, expiring through December 2004, and (ii) approximately 3.5 million British Pounds for approximately $5.9 million, expiring through April 2004. If we were to settle our Euro and British Pound based contracts at fiscal year-end 2003, the net result would be a loss of approximately $2.2 million, net of taxes. Exclusive of these outstanding foreign exchange contracts or other operating or financing activities that may be employed by us, a measurement of the unfavorable impact of a 10 percent change in the Euro and British Pound as compared to the U.S. dollar would have on our operating profits and stockholder's equity is presented in the following paragraph.

At fiscal year-end 2003, a 10 percent unfavorable change in the U.S. dollar against the Euro and British Pound involving balance sheet transactional exposures would have resulted in a net pretax loss of less than $100,000. The translation of the balance sheets of our European and United Kingdom-based operations from their local currencies into U.S. dollars is also sensitive to changes in foreign currency exchange rates. At fiscal year-end 2003, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the Euro and British Pound would have reduced stockholder's equity by approximately $9.0 million. In the view of management, the risks associated with exchange rate changes in other currencies we have exposure to are not material and these hypothetical losses resulting from these assumed changes in foreign currency exchange rates are not material to our consolidated financial position, results of operation or cash flows.

Selected quarterly financial data

The table below sets forth selected quarterly financial information. The information is derived from our unaudited consolidated financial statements and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period.

Fiscal Year 2004	1st Qtr
(dollars in thousands, except per share data)
Net sales	$199,395
Gross profit	103,620
Operating expenses	77,141
Operating income	26,479
Income before income taxes	25,944
Provision for income taxes	9,599
Net income	16,345
Earnings per share:
Basic	0.23
Diluted	0.22
Gross profit as a percentage of net sales	52.0%
Operating expenses as a percentage of net sales	38.7%
Operating income as a percentage of net sales	13.3%
Fiscal Year 2003	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
(dollars in thousands, except per share data)
Net sales	$169,767	$159,593	$192,616	$259,199
Gross profit	85,616	81,868	96,976	136,917
Operating expenses	65,794	65,670	69,592	90,571
Operating income	19,822	16,198	27,384	46,346
Income before income taxes	19,585	16,706	27,183	45,997
Provision for income taxes	7,442	6,317	10,383	16,994
Net income	12,143	10,389	16,800	29,003
Earnings per share:
Basic	0.17	0.15	0.24	0.41
Diluted	0.17	0.14	0.23	0.39
Gross profit as a percentage of net sales	50.4%	51.3%	50.3%	52.8%
Operating expenses as a percentage of net sales	38.8%	41.1%	36.1%	34.9%
Operating income as a percentage of net sales	11.7%	10.1%	14.2%	17.9%
Fiscal Year 2002	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
(dollars in thousands, except per share data)
Net sales	$143,680	$142,460	$164,821	$212,377
Gross profit	71,492	71,475	81,579	109,539
Operating expenses	52,229	55,306	58,419	72,201
Operating income	19,263	16,169	23,160	37,338
Income before income taxes	19,367	15,962	23,112	37,538
Provision for income taxes	7,552	6,224	9,015	14,281
Net income	11,815	9,738	14,097	23,257
Earnings per share:
Basic	0.17	0.14	0.21	0.33
Diluted	0.17	0.13	0.19	0.32
Gross profit as a percentage of net sales	49.8%	50.2%	49.5%	51.6%
Operating expenses as a percentage of net sales	36.4%	38.8%	35.4%	34.0%
Operating income as a percentage of net sales	13.4%	11.3%	14.1%	17.6%

While the majority of our products are not seasonal in nature, a significant portion of our net sales and operating income is generally derived in the second half of the year. Our fourth quarter, which includes the Christmas season, generated in excess of 40% of our annual operating income for 2003. The amount of net sales and operating income generated during the first quarter is affected by the levels of inventory held by retailers at the end of the Christmas season, as well as general economic conditions and other factors beyond our control. In general, lower levels of inventory held by retailers at the end of the Christmas season may have a positive impact on our net sales and operating income in the first quarter as a result of higher levels of restocking orders placed by retailers. Our management currently believes that our inventory levels at our major customers at the end of 2003 were at or near retailers' target inventory levels.

Increasing the number of company-owned stores would generally amplify our seasonality by decreasing our operating income in the first half of the year while increasing operating income during the second half of the year. In addition, new product launches would generally augment the sales and operating expense levels in the quarter the product launch takes place. The results of operations for a particular quarter may also vary due to a number of factors, including retail, economic and monetary conditions, timing of orders or holidays and the mix of products sold by us.

Business

General

We are a leader in the design, development, marketing and distribution of contemporary, high quality fashion watches and accessories. We developed the FOSSIL brand name to convey a distinctive fashion, quality and value message and a brand image reminiscent of an earlier era that suggests a time of fun, fashion and humor. Since our inception in 1984, we have grown into a diversified company offering an extensive line of fashion watches under our proprietary FOSSIL, RELIC and ZODIAC brands and, pursuant to license agreements, under some of the most prestigious brands in the world, including BURBERRY, DIESEL, DKNY and EMPORIO ARMANI. Additionally, we offer a wide range of accessories including small leather goods, belts, handbags, and sunglasses under the FOSSIL and RELIC brands, jewelry under the FOSSIL and EMPORIO ARMANI brands and FOSSIL brand apparel. We leverage our centralized design/development and production/sourcing expertise by distributing these products through its global distribution network.

Domestically, we sell our products in approximately 20,500 retail locations in the United States through a diversified distribution network that includes approximately 7,500 department store doors, such as Federated/Macy's, Saks, Nordstroms, May Department Stores, and Dillard's for our FOSSIL brand and certain licensed brands and JCPenney, Kohls and Sears for our RELIC brand, and approximately 13,000 specialty retail locations. We also sell our products in the United States through a network of 98 company-owned stores, with 44 retail stores located in premier retail sites and 54 outlet stores located in major outlet malls. We also offer selected FOSSIL and licensed brand products at our website, www.fossil.com.

Internationally, our products are also sold to department stores and specialty retail stores in over 90 countries worldwide through company-owned foreign sales subsidiaries and through a network of approximately 60 independent distributors. Our products can be found in Australia, Europe, Central and South America, Canada, the Caribbean, the Far East, Mexico, and the Middle East. Our products are offered on cruise ships, on airplanes and in 22 international company-owned FOSSIL retail stores. Additionally, our products are sold through independently-owned FOSSIL retail stores and kiosks in certain international markets.

We are a Delaware corporation formed in 1991 and are the successor to a Texas corporation formed in 1984. In 1993, we completed an initial public offering of 2,760,000 shares of our common stock. We conduct a majority of our operations in the United States through Fossil Partners, L.P., a Texas limited partnership formed in 1994 of which we are sole general partner. We also conduct operations in the United States and certain international markets through various directly and indirectly owned subsidiaries. Our operations in Hong Kong relating to the procurement of watches from various manufacturing sources are conducted by Fossil (East) Ltd., a wholly owned subsidiary of ours acquired in 1992. Our principal executive offices are located at 2280 N. Greenville Avenue, Richardson, Texas 75082, and our telephone number at such address is (972) 234-2525.

Industry overview

Watch products

We believe that the current market for watches in the United States can be divided into four segments. One segment of the market consists of fine watches characterized by internationally known brand names such as Concord, Piaget and Rolex. Watches offered in this segment are usually made of precious metals or stainless steel and may be set with precious gems. These watches are often manufactured in Switzerland and are sold by trade jewelers and in the fine jewelry departments of better department stores and other purveyors of luxury goods at retail prices ranging from $1,500 to in excess of $20,000. A second segment of the market consists of fine premium branded and designer watches manufactured in Switzerland and the Far East such as Gucci, Rado, Raymond Weil, Seiko and Swiss Army. These watches are sold at retail prices generally ranging from $150 to $1,500. Our BURBERRY, EMPORIO ARMANI and ZODIAC lines generally compete in this market segment. A third segment of the market consists of watches sold by mass marketers, which include certain watches sold under the Timex brand name as well as certain watches sold by Armitron under various brand names and labels. Retail prices in this segment range from $5 to $40. We intend to enter this segment in 2004.

The fourth segment of the market consists of moderately priced watches characterized by contemporary fashion and well known brand names. Moderately priced watches are typically manufactured in Japan, China or Hong Kong and are sold by department stores and specialty stores at retail prices ranging from $40 to $150. This market segment is targeted by us with our FOSSIL and RELIC lines and by our principal competitors, including the companies that market watches under the Guess?, Anne Klein II, Kenneth Cole and Swatch brand names, whose products attempt to reflect emerging fashion trends in accessories and apparel. Our DKNY and DIESEL lines generally compete in this segment as well. We believe that consumers have increasingly come to regard branded fashion watches not only as time pieces but also as fashion accessories. This trend has resulted in consumers owning multiple watches that may differ significantly in terms of style, features and cost.

Fashion accessories

We believe that the fashion accessories market in the United States includes products such as small leather goods, handbags, belts, eyewear, neckwear, underwear, lounge wear, jewelry, gloves, hats, hosiery and socks. We believe that consumers are becoming more aware of accessories as fashion statements, and as a result, are purchasing brand name, quality items that complement other fashion items. These fashion accessory products are generally marketed through mass merchandisers, department stores and specialty shops, depending upon price and quality. Higher price point items include products offered by Coach, Dooney & Burke, Ralph Lauren and Donna Karan New York.

Moderately priced fashion accessories are typically marketed in department stores and are characterized by contemporary fashion and well known brand names at reasonable price points, such as FOSSIL and RELIC. We currently offer small leather goods, handbags, belts, and eyewear for both men and women through department stores and specialty retailers in the moderate to upper-moderate price range. Companies such as Tommy Hilfiger, Guess?, Nine West, Kenneth Cole and Liz Claiborne currently operate in this market. In addition, we offer fashion jewelry sold under the FOSSIL and EMPORIO ARMANI brands.

Apparel

In 2000, we introduced a line of FOSSIL apparel that is distributed exclusively through company-owned retail stores and our website. Selling through company-owned stores allows us to effectively manage visual presentation, information feedback, inventory levels and operating returns. The apparel line is focused on the casual lifestyle of 16 to 24 year old consumers and consists primarily of jeans, tee shirts, and sweatshirts featuring FOSSIL brand packaging and labeling. The suggested retail selling price of the apparel line is comparable to that of major competitors like American Eagle Outfitters and Gap. We have leveraged our existing graphic and store design infrastructure to create a unique product packaging and store concept that differentiates it from other competitors in order to create higher perceived value for the products.

Business strategy

Our long-term goal is to capitalize on the strength of our growing consumer brand recognition and capture an increasing share of a growing number of markets by providing consumers with fashionable,

high quality, value-driven products. In pursuit of this goal, we have adopted operating and growth strategies that provide the framework for our future growth, while maintaining the consistency and integrity of our brands.

Operating strategy

•
Fashion orientation and design innovation.  We are able to market our products to consumers with differing tastes and lifestyles by offering a wide range of brands and product categories at a variety of price points. We attempt to stay abreast of emerging fashion and lifestyle trends affecting accessories and apparel and we respond to these trends by making adjustments in our product lines several times each year. We differentiate our products from those of our competitors principally through innovations in fashion details, including variations in the treatment of dials, crystals, cases, straps and bracelets for our watches, and innovative treatments and details in its other accessories.

•
Coordinated product promotion.  We coordinate in-house product design, packaging, advertising and in-store presentations to more effectively and cohesively communicate to our target markets the themes and images associated with our brands. For example, many of our FOSSIL brand products and certain of our accessory products are packaged in metal tins decorated with designs consistent with our marketing strategy and product image. In addition, we generally market our fashion accessory lines through the same distribution channels as our watch lines, using similar in-store presentations, graphics and packaging.

•
Product value.  Our products provide value to the consumer by offering fashionable, high quality components and features at suggested retail prices generally below those of competitive products of comparable quality based on our market research. We are able to offer certain of our watches at a reasonable price point by manufacturing them principally in the Far East at lower cost than comparable quality watches manufactured in Switzerland. In addition, we are able to offer our accessories at reasonable prices because of our close relationships with manufacturers in the Far East.

•
Captive suppliers.  We own a majority interest in a number of watch assemblers with locations in China. In addition, although we do not have long-term contracts with our accessory manufacturers in the Far East, we maintain long-term relationships with several manufacturers. These relationships have developed due to the number of years that we have been conducting business with the same manufacturers and because of the small amount of turnover in the employees of our manufacturers. In addition, our employees regularly visit the manufacturing facilities. We believe that we are able to exert significant operational control with regard to our watch assemblers because of our majority ownership and we believe that the existence of our relationships with our accessory manufacturers create a significant competitive advantage, specifically because manufacturers have limited production capacity and our majority ownership and relationships ensure that we are granted access. Further, the manufacturers understand our quality standards, thereby allowing us to produce quality products, reduce the delivery time to market and improve overall operating margins.

•
Actively manage retail sales.  We manage the retail sales process by monitoring customer sales and inventory levels by product category and style, primarily through electronic data interchange, and by assisting retailers in the conception, development and implementation of their marketing programs. Through our merchandising unit, we work with retailers to ensure that our products are properly stocked and displayed in accordance with our visual standards. As a result, we believe we enjoy close relationships with our principal retailers, often allowing us to influence the mix, quantity and timing of customer purchasing decisions.

•
Centralized distribution.  We distribute substantially all of our products sold in the United States and certain of our products sold in international markets from our warehouse and distribution center in Dallas, Texas. We also distribute our products to international markets from warehouse and distribution centers located in Australia, France, Germany, Hong Kong, Italy, Japan, Singapore, Switzerland and the United Kingdom. In September 2003, we opened a new 100,000 square foot distribution facility in Germany. This facility will support our current distribution operations in Germany, allow us to consolidate our European distribution sites and further support future growth throughout Europe. We believe our centralized distribution capabilities enable us to reduce inventory risk, increase flexibility in meeting the delivery requirements of our customers and maintain significant cost advantages as compared to our competitors.

Growth strategy

•
Introduce new products and brands.  We continually introduce new products within our existing brands and through license agreements, brand extensions and acquisitions to attract a wide range of consumers with differing tastes and lifestyles. For example, we currently offer a full line of fashion watch and accessory products under our FOSSIL and RELIC brands, as well as watches under the BURBERRY, DIESEL, DKNY and EMPORIO ARMANI brand names pursuant to license agreements. We have also entered the market for Swiss-made watches with our ZODIAC, ANTIMA, and BURBERRY lines. In addition, we have entered the market for technology-enhanced watches pursuant to license agreements with PalmSource and Microsoft. Under the licensing agreement with PalmSource, which obligates us to pay royalty commitments, we will produce a watch that contains the Palm OS® platform. The Palm OS® platform will allow users to have a fully functioning Palm on their wrist. Under the licensing agreement with Microsoft, for which no royalty commitments are due, we produce watches that incorporate Microsoft's "SPOT" (Smart Personal Objects Technology) technology. The SPOT technology allows users to receive customized information via FM subcarrier transmissions.

•
Expand international business.  We have increased FOSSIL brand advertising internationally to accelerate brand recognition. We have also purchased former distributors and entered into joint venture relationships to gain increased control over the brand and develop global marketing efforts. We continue to introduce licensed brand products into international markets, open FOSSIL stores and develop new product lines.

•
Leverage infrastructure.  We believe we have the design, marketing, manufacturing and distribution infrastructure in place to allow us to manage and grow our businesses. We continue to develop additional products and brands and seek additional businesses and products to complement our existing product lines allowing us to leverage our infrastructure.

•
Expand retail locations.  We have historically expanded our company-owned FOSSIL retail and outlet locations to further strengthen our brand image. We currently operate 120 retail and outlet stores worldwide and plan to open an additional 12 to 16 stores in 2004. We also offer our watch and accessory products through authorized FOSSIL retail stores in airports, on cruise ships and in certain international markets.

Products

We design, develop, market and distribute fashion watches and accessories, including sunglasses, small leather goods, belts, and handbags principally under the FOSSIL and RELIC brand names, FOSSIL brand apparel and jewelry, and watches bearing the brand names of certain internationally known fashion companies pursuant to license agreements.

Watch products

We offer an extensive line of fashion watches under our proprietary brands and, pursuant to license agreements, under some of the most prestigious brands in the world. Sales of watches for fiscal years

2003, 2002 and 2001 accounted for approximately 70.2%, 69.3%, and 68.1%, respectively, of our net sales. For the 13 weeks ended April 3, 2004, watch sales accounted for 65.4% of our net sales.

The following table sets forth certain information with respect to our company's owned-brand watches:

Watch Brand	Product Categories	Suggested Price Point Range	Territory	Distribution Channels
FOSSIL	FOSSIL BLUE, F2, FUEL, BIG TIC, ARKITEKT, TITANIUM, SPEEDWAY	$55 - 165	Worldwide	Major dept. stores (Dayton Hudson Corp., Dillard's, Federated/Macy's, May Dept. Stores, Nordstroms and Saks), specialty retailers, the Internet, and company owned stores
RELIC	RELIC WET, FOLIO, BLUSH, DIAMOND, VIBE	$45 - 85	United States	Major retailers (JCPenney, Kohls, Mervyn's and Sears)
ZODIAC	BELLEVUE 14, ALIZE, CALAME SPORT, V SPORT, PETAL, FRENZY, EXTRAVAGANTE	$295 - 795	Worldwide	Better department stores, watch specialty stores, and jewelry stores

We have entered into multi-year, worldwide license agreements for the manufacture, distribution and sale of watches bearing the brand names of certain internationally known fashion companies. The following table sets forth specific information with respect to certain of our licensed watch products:

Brand(s)	Suggested Price Point Range	Territory	Distribution Channel(s)
EMPORIO ARMANI	$100 - 500	Worldwide	Major department stores, specialty retailers, jewelry stores and Emporio Armani Boutiques
DKNY, DKNY Active, DKNY Jeans & DONNA KARAN NEW YORK	$65 - 150	Worldwide	Better department stores, specialty retailers, and Donna Karan retail stores
DIESEL	$85 - 215	Worldwide	Better department stores, specialty retailers, and Diesel retail stores
BURBERRY	$295 - 2,500	Worldwide	Better department stores, specialty retailers, and Burberry retail stores

The continuation of these license agreements is important to the growth of our watch business, especially in Europe and Asia. The license agreements have various expiration dates between 2004 and 2009. Our DIESEL watch license expires on December 31, 2004. We expect to sign a new license with Diesel within the next few months. We have also entered into a number of license agreements for the sale of collectible watches. Under these agreements, we design, manufacture and market the goods bearing the trademarks, trade names and logos of various entities through our website and major department stores within our channels of distribution.

Private label and premium products.    We design, market and arrange for the manufacture of watches on behalf of certain companies and organizations as private label products or as premium and incentive items for use in various corporate events. Under this arrangement, we perform design and product development functions as well as act as a sourcing agent for our customers by contracting for the manufacture of watches, managing the manufacturing process, inspecting the finished watches, purchasing the watches and arranging for their shipment to the United States. Participation in the private label and premium businesses provides us with certain advantages, including increased manufacturing volume, which may reduce the costs of manufacturing our other watch products, and the strengthening of business relationships with its manufacturing sources. These lines provide income to us with reduced inventory risks and certain other carrying costs.

Technology-enhanced products.    Pursuant to an agreement with Microsoft, we incorporate Microsoft's SPOT technology into certain watches under our FOSSIL and ABACUS® brands. These watches receive customized information from Microsoft, such as news, weather and instant messages, via FM subcarrier transmissions. To receive the information, users are required to register with Microsoft, which includes a service fee. Receipt of the information is also subject to local FM reception. We also have a license with PalmSource to produce watches that incorporate the Palm OS platform, which we expect to launch by the end of 2004.

Fashion accessories

In order to leverage our design and marketing expertise and our close relationships with our principal retail customers, we have developed a line of fashion accessories, including handbags, men's and women's belts, small leather goods, jewelry and sunglasses. Our handbags are made of a variety of fine leathers and other materials that emphasize classic styles and incorporate a variety of creative designs. The sunglass line features optical quality lenses in both plastic and metal frames, with classic and fashion styling similar to other FOSSIL products. Our small leather goods are typically made of fine leathers and include items such as mini-bags, coin purses, key chains and wallets. Our jewelry lines include earrings, necklaces, rings and bracelets. FOSSIL brand jewelry generally is offered in sterling silver or stainless steel. EMPORIO ARMANI brand jewelry is generally made of sterling silver, semi-precious stones or 18K gold. We currently sell our fashion accessories through a number of our existing major department store and specialty retail store customers. We generally market our fashion accessory lines through the same distribution channels as our watch business, using similar in-store presentations, graphics and packaging. These fashion accessories are typically sold in locations adjacent to watch departments, which may lead to purchases by persons who are familiar with our watches. Sales of our accessory lines for fiscal years 2003, 2002 and 2001 accounted for approximately 26.5%, 30.3%, and 25.7%, respectively, of our net sales. For the 13 weeks ended April 3, 2004, sales of our accessory lines accounted for 34.6% of our net sales.

The following table sets forth certain information with respect to our fashion accessories:

Brand	Accessory Category	Suggested Price Point Range	Distribution Channel
FOSSIL	Sunglasses Handbags Small Leather Goods Belts	$28 - 40 $88 - 168 $14 - 68 $22 - 38	Major dept. stores (Dayton Hudson Corp., Dillard's, Federated/Macy's, May Dept. Stores, Nordstroms and Saks), specialty retailers, company-owned stores and the Internet
FOSSIL	Jewelry	$26 - 139	Company-owned stores and the Internet
EMPORIO ARMANI	Jewelry	$100 - 1,200	Major department stores, specialty retailers, jewelry stores and Emporio Armani boutiques
RELIC	Sunglasses Handbags Small Leather Goods Belts	$20 - 25 $20 - 38 $10 - 26 $12 - 25	Major retailers (JCPenney, Kohls and Sears)

Apparel

In July 2000, we introduced a collection of FOSSIL brand apparel. The apparel collection is designed for both men and women. The products' unique retro-Americana packaging captures the energy and spirit of the FOSSIL brand. The FOSSIL apparel collection is offered through approximately 18 company-owned stores located in leading malls and retail locations in the United States. The line is also available at our website.

The following table sets forth certain information with respect to our apparel line:

Brand	Apparel Lines	Suggested Price Point Range	Distribution Channel
FOSSIL	Outerwear Men's Tops Men's Bottoms Women's Tops Women's Bottoms T-shirts	$36 - 68 $16 - 36 $28 - 50 $18 - 36 $18 - 36 $16	FOSSIL jeans wear stores and Internet

Other products

Licensed products.    In order to complement our existing line of products and to increase consumer awareness of the FOSSIL brand, we have entered into license agreements for other categories of fashion accessories. These license agreements provide for royalty income to us based on a percentage of net sales and are subject to certain guaranteed minimum royalties. In 1999, we entered into a multi-year license agreement with the Safilo Group for the manufacture, marketing and sale of optical frames under the FOSSIL brand in the United States and Canada. We also entered into a multi-year license agreement for the manufacture, marketing and sale of certain handbags, backpacks and sports bags in Austria, Germany, the Netherlands and Switzerland under the FOSSIL brand.

Future products.    We continually evaluate opportunities to expand our product offerings in the future to include other lines that would complement our existing product.

Design and development

Our watch, accessory and apparel products are created and developed by our in-house design staff in cooperation with various outside sources, including manufacturing sources and component suppliers. For our licensed brands, we work with the respective licensor's design team. Product design ideas are drawn from various sources and are reviewed and modified by the design staff to ensure consistency with our existing product offerings and the themes and images that it associates with our products. Senior management is actively involved in the design process.

In order to respond effectively to changing consumer preferences, we attempt to stay abreast of emerging lifestyle and fashion trends affecting accessories and apparel. In addition, we attempt to take advantage of the constant flow of information from our customers regarding the retail performance of its products. We review weekly sales reports provided by a substantial number of our customers containing information with respect to sales and inventories by product category and style. Once a trend in the retail performance of a product category or style has been identified, the design and marketing staffs review their product design decisions to ensure that key features of successful products are incorporated into future designs. Other factors having an influence on the design process include the availability of components, the capabilities of the factories that will manufacture the products and the anticipated retail prices and profit margins for the products.

We differentiate our products from those of our competitors principally by incorporating into our product designs innovations in fashion details, including variations in the treatment of dials, crystals, cases, straps and bracelets for our watches, and details and treatments in our other accessories. We also own or license proprietary technology for certain of our watch products, including our BIG TIC® and KALEIDO® styles. In certain instances, we believe that such innovations have allowed us to achieve significant improvements in consumer acceptance of our product offerings with only nominal increases in manufacturing costs. We believe that the substantial experience of our design staff will assist us in maintaining its current leadership position in watch design and in expanding the scope of our product offerings.

Marketing and promotion

Our current FOSSIL brand advertising campaign is aimed at communicating the core philosophy of drawing creative inspiration from vintage inspired themes for product and brands that take advantage of current fashion trends. These themes are carefully coordinated in order to convey the flair for fun, fashion and humor that we associate with our products. Our nostalgic tin packaging concept for many of our watch products and certain of our accessories is an example of these marketing themes. The tins have become a signature piece to the FOSSIL image and have become popular with collectors.

We participate in cooperative advertising programs with our major retail customers, whereby we share the cost of certain of their advertising and promotional expenses. An important aspect of the marketing process involves the use of in-store visual support and other merchandising materials, including packages, signs, posters and fixtures. Through the use of these materials, we attempt to differentiate the space used to sell our products from other areas of our customers' stores. We also promote the use of our Shop-in-Shop concept for watches, handbags and small leather goods. The Shop-in-Shop concept involves the use of dedicated space within a customer's store to create a brand "shop" featuring our products and visual displays. We also provide our customers with a large number of preprinted, customized advertising inserts and from time to time stages promotional events designed to focus public attention on our products.

Our in-house advertising department designs, develops and implements all aspects of the packaging, advertising, marketing and sales promotion of our products. The advertising staff uses computer-aided design techniques to generate the images presented on product packaging and other advertising materials. We believe that the use of computers encourages greater creativity and reduces the time and cost required to incorporate new themes and ideas into effective product packaging and other advertising materials. Senior management is involved in monitoring our advertising and promotional activities to ensure that themes and ideas are communicated in a cohesive manner to our target audience.

We advertise, market and promote our products to consumers through a variety of media, including catalog inserts, billboards, print media, television, cinema and the Internet. We have advertised from time to time with billboards and other outdoor advertisements including bus panels in major metropolitan areas. We periodically advertise the RELIC brand in certain national fashion and consumer magazines such as Teen, Twist, MH18 and Marie Claire. We also periodically advertise in trade publications such as Women's Wear Daily and Daily News Record.

Sales and customers

We sell our products in approximately 20,500 retail locations in the United States through a diversified distribution network that includes approximately 7,500 department store doors, such as Federated/Macy's, Saks, Nordstroms, May Department Stores, and Dillard's for our FOSSIL and licensed brands and JCPenney, Kohls and Sears for our RELIC brand, and approximately 13,000 specialty retail locations. We also sell our FOSSIL watch and accessory products at company-owned FOSSIL retail stores located at retail sites worldwide and sell certain of our products at company-owned FOSSIL outlet stores located at major outlet malls throughout the United States. Our apparel products are sold through FOSSIL jeans wear stores and through our website. We also sell our products at retail locations in major airports in the United States, on cruise ships, in airplanes and in independently- owned, authorized FOSSIL retail stores and kiosks in certain international markets. We generally do not have long-term contracts with any of our retail customers. All transactions between us and our retail customers are conducted on the basis of purchase orders, which generally require payment of amounts due to us on a net 30 day basis for most of our U.S. based customers and up to 90 days for certain international customers.

Domestic stores.    For the 13 weeks ended April 3, 2004, domestic stores accounted for 42.2% of our net sales. For fiscal years 2003, 2002 and 2001, domestic stores accounted for approximately 43.1%, 49.3%, and 53.3% of our net sales, respectively. In addition, in the same fiscal year periods, our 10 largest customers represented approximately 20%, 25%, and 39% of net sales, respectively. No customer accounted for more than 10% of our net sales in fiscal years 2003, 2002 and 2001. Certain of our customers are under common ownership. No customer, when considered as a group under common ownership, accounted for more than 10% of our net sales in fiscal years 2003, 2002 and 2001.

International sales.    Our products are sold to department stores and specialty retail stores in over 90 countries worldwide through company-owned foreign sales subsidiaries and through a network of approximately 60 independent distributors. Our foreign operations include a presence in Australia, Canada, the Caribbean, Central and South America, Europe, the Far East and the Middle East. Foreign distributors generally purchase products at uniform prices established by us for all international sales and resell them to department stores and specialty retail stores. We generally receive payment from our foreign distributors in United States currency. During the fiscal years 2003, 2002 and 2001, international and export sales accounted for approximately 43.6%, 38.1%, and 34.5%, of net sales, respectively. For the 13 weeks ended April 3, 2004, international and export sales accounted for 47.2% of our net sales.

Company-owned FOSSIL stores.    In 1995, we commenced operations of FOSSIL outlet stores at selected major outlet malls throughout the United States. We operated 53 outlet stores at the end of fiscal year 2003. With the addition of an outlet opened in early 2004, we currently operate 54 outlet stores. These stores, which operate under the FOSSIL name, enable us to liquidate excess inventory and increase brand awareness. Our products in such stores are generally sold at discounts from 25% to 75% off the suggested retail price. We intend to open five to seven additional outlet stores in 2004.

In 1996, we commenced operations of full priced accessory FOSSIL retail stores at some of the most prestigious retail malls and entertainment parks in the United States in order to broaden the recognition of the FOSSIL brand name. We currently operate 26 accessory retail stores in leading malls and retail locations throughout the United States and 22 accessory retail stores in select international markets. These stores, which operate under the FOSSIL name, carry a full assortment of FOSSIL merchandise that is generally sold at the suggested retail price. We intend to open three to four additional accessory retail stores in the United States in 2004. We also operate four multi-brand watch stores in Switzerland.

In 2000, we began offering FOSSIL brand apparel through specially designed company-owned apparel stores. We currently operate 18 FOSSIL jeans wear stores in leading malls and retail locations throughout the United States. Our apparel stores carry the full apparel line along with an assortment of certain FOSSIL watch and accessory products. We intend to open three to four additional apparel stores in 2004.

During the fiscal years 2003, 2002 and 2001, company-owned FOSSIL store sales accounted for approximately 13.3%, 12.5%, and 12.5% of net sales, respectively. For the 13 weeks ended April 3, 2004, company-owned FOSSIL stores accounted for 10.6% of net sales.

Internet sales.    In November 1996, we established a website at www.fossil.com. We offer selected FOSSIL brand watches, certain licensed watch brands, sunglasses, leather goods, apparel, jewelry and other related products on the website. These products are also available to consumers through "storefronts" on America Online, Microsoft Network, Amazon and Yahoo that are connected to our website. In addition to offering selected FOSSIL and licensed brand products, we also provide company news and information on the website. During 2000, we launched a business-to-business site that allows our specialty retail accounts access to real-time inventory, account information and automated order processing.

Sales personnel.    We utilize an in-house sales staff and, to a lesser extent, independent sales representatives to promote the sale of our products to retail accounts. As of the end of fiscal year 2003, we had 146 in-house sales and customer service employees and 44 independent sales representatives. As of the 13 weeks ended April 3, 2004, we had 159 in-house sales and customer service employees and 33 independent sales representatives. Our in-house sales personnel receive a salary and, in some cases, a commission based on a percentage of gross sales attributable to specified accounts. Independent sales representatives generally do not sell competing product lines and are under contracts with us that are generally terminable by either party upon 30 days' prior notice. These independent contractors are compensated on a commission basis.

Customer service.    We have developed an approach to managing the retail sales process that involves monitoring our customers' sales and inventories by product category and style, primarily through electronic data interchange, and assisting in the conception, development and implementation of their marketing programs. For example, we review weekly selling reports prepared by certain of our principal customers and have established an active electronic data interchange program with certain of our customers. We also place significant emphasis on the establishment of cooperative advertising programs with our major retail customers. We believe that our management of the retail sales process has resulted in close relationships with our principal customers, often allowing us to influence the mix, quantity and timing of their purchasing decisions.

We believe that our sales approach achieves high retail turnover in our products, which can result in attractive profit margins for our retail customers. We believe that the resulting profit margins for our retail customers encourage them to devote greater selling space to our products within their stores and enable us to work closely with buyers in determining the mix of products any store should carry. In addition, we believe that the buyers' familiarity with our sales approach has and should continue to facilitate the introduction of new products through our existing distribution network.

We permit the return of damaged or defective products. In addition, although we have no obligation to do so, we accept limited amounts of product returns from our customers in certain other instances. Accordingly, we provide allowances for the estimated amount of product returns. The allowances for product returns as of the end of fiscal years 2003, 2002 and 2001 were $26.6 million, $24.8 million, and $22.5 million respectively. Since 1990, we have not experienced any returns in excess of the aggregate allowances therefor. For the 13 weeks ended April 3, 2004, our allowance for product returns was $24.1 million.

Backlog

It is the practice of a substantial number of our customers not to confirm orders by delivering a formal purchase order until a relatively short time prior to the shipment of goods. As a result, the amount of unfilled customer orders includes confirmed orders and orders that we believe will be confirmed by delivery of a formal purchase order. A majority of such amounts represent orders that have been confirmed. The remainder of such amounts represent orders that we believe, based on industry practice and prior experience, will be confirmed in the ordinary course of business. Our backlog at a particular time is affected by a number of factors, including seasonality and the scheduling of the manufacture and shipment of products. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments. At the end of 2003, we had unfilled customer orders of approximately $72.1 million compared to $43.9 million and $57.4 million for fiscal years 2002 and 2001, respectively.

Manufacturing

Our products are manufactured to our specifications by independent contractors and by companies in which we hold a majority interest. Substantially all of our watches are manufactured by approximately 39 factories located primarily in Hong Kong and China, except for our Swiss watches which are assembled in Switzerland. We believe that our policy of outsourcing products allows us to achieve increased production flexibility while avoiding significant capital expenditures, build-ups of work-in-process inventory and the costs of managing a substantial production work force.

The principal components used in the manufacture of our watches are cases, crystals, dials, movements, bracelets and straps. These components are obtained by our manufacturing sources from a large number of suppliers located principally in China, Hong Kong, Italy, Japan, Korea, Switzerland, Taiwan and Thailand. We estimate that the majority of the movements used in the manufacture of our watches are supplied by four principal vendors. No other single component supplier accounted for more than 10% of component supplies in 2003. Although we do not normally engage in direct transactions with component suppliers, in some cases we actively review the performance of such suppliers and makes recommendations to its manufacturing sources regarding the sourcing of components. We do not believe that our business is materially dependent on any single component supplier.

We believe that we have established and maintain close relationships with a number of watch manufacturers located in Hong Kong and China. In 2003, four separate watch manufacturers in which we hold a majority interest each accounted for 10% or more of our watch supplies. The loss of any one of these manufacturers could temporarily disrupt shipments of certain of our watches. However, as a result of the number of suppliers from which we purchase our watches, we believe that we could arrange for the shipment of goods from alternative sources within approximately 60 days on terms that are not materially different from those currently available to us. Accordingly, we do not believe that the loss of any single supplier would have a material adverse effect on our business. In general, however, our future success will depend upon our ability to maintain close relationships with, or ownership of, our current suppliers and to develop long-term relationships with other suppliers that satisfy our requirements for price and production flexibility.

Our products are manufactured according to plans that reflect management's estimates of product performance based on recent sales results, current economic conditions and prior experience with manufacturing sources. The average lead time from the commitment to purchase products through the production and shipment thereof ranges from two to three months in the case of watches, from two to six months in the case of eyewear, from three to four months in the case of leather goods, from two to four months for apparel items and from two to four months for jewelry. We believe that the close relationships and, in certain cases, ownership interest, that we have established and maintain with our principal manufacturing sources constitute a significant competitive advantage and allow us to quickly and efficiently introduce innovative product designs and alter production in response to the retail performance of our products.

Quality control

Our quality control program attempts to ensure that our products meet the standards established by our design staff. Samples of products are inspected by us prior to the placement of orders with manufacturing sources to ensure compliance with its specifications. The operations of our manufacturing sources located in Hong Kong are monitored on a periodic basis by Fossil (East) Ltd. Substantially all of our watches and certain of our other accessories are inspected by personnel of Fossil (East) Ltd. or by the manufacturer prior to shipment to us. In addition, we perform quality control checks on our products upon receipt at our facility.

Distribution

Upon completion of manufacturing, our products are shipped to our warehousing and distribution centers in Australia, Dallas, France, Germany, Hong Kong, Italy, Japan, Singapore, Switzerland and the United Kingdom from which they are shipped to customers in selected markets. Our warehouse and distribution facility in Dallas, near our headquarters, allows us to maximize our inventory management and distribution capabilities. In 2003, we began distribution from a new 100,000 square foot facility in Germany. This facility supports our current distribution operations in Germany, and will allow us to consolidate our European distribution sites and further support future growth throughout Europe.

Our warehouse and distribution facility in Dallas is operated in a special purpose subzone established by the United States Department of Commerce Foreign Trade Zone Board. As a result of the establishment of the subzone, the following economic and operational advantages are available to us: (i) we may not have to pay duty on imported merchandise until it leaves the subzone and enters the United States market, (ii) we may not pay any United States duty on merchandise if the imported merchandise is subsequently re-exported, and (iii) we do not pay local property tax on inventory located within the subzone.

Management information systems

Inventory control.    We maintain inventory control systems at our facilities that enable us to track each item of merchandise from receipt from our manufacturing sources, through shipment to our customers. To facilitate this tracking, a significant number of products sold by us are pre-ticketed and bar coded prior to shipment to our retail customers. Our inventory control systems report shipping, sales and individual stock keeping unit level inventory information. We manage the retail sales process by monitoring customer sales and inventory levels by product category and style, primarily through electronic data interchange. We believe that our distribution capabilities enable us to reduce inventory risk and increase flexibility in responding to the delivery requirements of our customers. Our management believes that our electronic data interchange efforts will continue to grow in the future as customers focus further on increasing operating efficiencies. In addition, we maintain systems that are designed to track inventory movement through the FOSSIL retail and outlet stores. Detailed sales transaction records are accumulated on each store's point-of-sale system and polled nightly by us.

Enterprise resource planning.    During 2003, we implemented an enterprise resource planning system from SAP AG in the U.S. and Canada locations. Over the next few years, we intend to replace our other enterprise resource planning systems and other principal financial systems at our international subsidiaries with software systems provided by SAP AG.

Warranty and repair

Our FOSSIL watch products are covered by a limited warranty against defects in materials or workmanship for a period of 11 years from the date of purchase, RELIC watch products are covered by a comparable 12 year warranty, BURBERRY and ZODIAC watches are covered by a two year limited warranty and our licensed watch products generally are covered by one year limited warranty.

Our sunglass line is covered by a one year limited warranty against defects in materials or workmanship. Defective products returned by consumers are processed at our warehousing and distribution centers. In most cases, defective products under warranty are repaired by our personnel. Products under warranty that cannot be repaired in a cost-effective manner are replaced by us at no cost to the customer. We also perform watch repair services on behalf of certain of our private label customers.

Governmental regulations

Imports and import restrictions.    Most of our products are manufactured overseas. As a result, the United States and the countries in which our products are manufactured or sold may from time to time modify existing or impose new quotas, duties, tariffs or other restrictions in a manner that adversely affects us. For example, our products imported to the United States are subject to United States customs duties and, in the ordinary course of its business, we may from time to time be subject to claims by the United States Customs Service for duties and other charges. Factors that may influence the modification or imposition of these restrictions include the determination by the United States Trade Representative that a country has denied adequate intellectual property rights or fair and equitable market access to United States firms that rely on intellectual property, trade disputes between the United States and a country that leads to withdrawal of "most favored nation" status for that country and economic and political changes within a country that are viewed unfavorably by the government of the United States. We cannot predict the effect, if any, these events would have on our operations, especially in light of the concentration of our manufacturing operations in Hong Kong and China.

General.    Our sunglass products are subject to regulation by the United States Food and Drug Administration as medical devices. We do not believe that compliance with such regulations is material to our operations. In addition, we are subject to various state and federal regulations generally applicable to similar businesses.

Intellectual property

Trademarks.    We have registered the FOSSIL and RELIC trademarks for use on our watches, leather goods, apparel and other fashion accessories in the United States and in certain foreign countries, including a number of countries located in Central America, Europe, the Far East, the Middle East and South America. We have also registered or applied for registration in the United States and internationally certain other marks used by us in conjunction with the sale and marketing of our products and services, including ZODIAC, AVIA, ABACUS and ANTIMA®. The expiration dates of the United States trademark registrations for our material registered trademarks are as follows, with our other registered foreign and domestic trademarks expiring at various dates through 2014.

Trademark	Expiration Dates
FOSSIL (eyewear)	2006
FOSSIL (watches)	2007
FOSSIL (jewelry)	2012
FOSSIL (leather goods)	2010
FOSSIL (clothing)	2009-2011
FOSSIL (belts)	2011
FOSSIL (retail stores)	2008
FOSSIL (logo)	2008

Patents.    We continue to explore innovations in the design and manufacture of our watch products and are involved in the development of technology enhanced watches. As a result, we have been granted,

and have pending, various United States and international design and utility patents related to certain of our watch designs and features. We also have been granted, and have pending, various United States patents related to certain of our other products and technologies. The expiration date of our two material United States patents is April 12, 2019.

License Agreements.    A portion of our growth in sales and net income is, and is expected to continue to be, derived from the sales of products produced under licensing agreements with third parties. Under these license agreements, we generally have the right to produce, market and distribute certain products utilizing the brand names of other companies. Our material license agreements have various expiration dates between 2004 and 2009, with the DIESEL license expiring on December 31, 2004. We expect to sign a new license with DIESEL within the next few months.

We regard our trademarks, trade dress and patents as valuable assets and believe that they have significant value in the marketing of its products. We intend to protect our intellectual property rights vigorously against infringement.

Competition

There is intense competition in each of the businesses in which we compete. Our watch business competes with a number of established manufacturers, importers and distributors such as Guess? Anne Klein II, Kenneth Cole and Swatch. In addition, our leather goods, sunglass, jewelry and apparel businesses compete with a large number of established companies that have significantly greater experience than us in designing, developing, marketing and distributing such products. In all of our businesses, we compete with numerous manufacturers, importers and distributors who have significantly greater financial, distribution, advertising and marketing resources than us. Our competitors include distributors that import watches, accessories and apparel from abroad, domestic companies that have established foreign manufacturing relationships and companies that produce accessories and apparel domestically.

We compete primarily on the basis of style, price, value, quality, brand name, advertising, marketing and distribution. In addition, we believe that our ability to identify and respond to changing fashion trends and consumer preferences, to maintain existing relationships and develop new relationships with manufacturing sources, to deliver quality merchandise in a timely manner and to manage the retail sales process are important factors in our ability to compete.

We consider that the risk of significant new competitors is mitigated to some extent by barriers to entry such as high startup costs and the development of long-term relationships with customers and manufacturing sources. During the past few years, it has been our experience that better department stores and other major retailers have been increasingly unwilling to source products from suppliers who are not well capitalized or do not have a demonstrated ability to deliver quality merchandise in a timely manner. There can be no assurance, however, that significant new competitors will not emerge in the future.

Management

Set forth below is a list of our executive officers and directors, together with brief biographical descriptions:

Name	Age	Position
Tom Kartsotis	44	Director and Chairman of the Board
Kosta Kartsotis	51	Director, President and Chief Executive Officer
Michael W. Barnes	43	Director and President, International and Special Markets Division
Stephen Bock	54	President, Luxury Division
Richard H. Gundy	61	Director and President, Fossil Watch Division
Mark D. Quick	55	President, Fashion Accessories and Retail Stores Divisions
Randy S. Kercho	47	Executive Vice President
Mike L. Kovar	42	Senior Vice President, Chief Financial Officer and Treasurer
T.R. Tunnell	50	Executive Vice President, Chief Legal Officer and Secretary
Jal S. Shroff	67	Director and Managing Director of Fossil (East) Ltd.
Kenneth W. Anderson	72	Director
Andrea Camerana	33	Director
Alan J. Gold	70	Director
Michael Steinberg	75	Director
Donald J. Stone	75	Director

Tom Kartsotis has served as Chairman of the Board of Directors since December 1991. Mr. Tom Kartsotis founded Fossil, Inc. in 1984 and served as its President until December 1991 and as Chief Executive Officer until October 2000. He has been a director since 1984.

Kosta Kartsotis has served as President and Chief Executive Officer since October 2000 and served as President and Chief Operating Officer from December 1991 until October 2000. Mr. Kosta Kartsotis joined Fossil, Inc. in 1988 and served as Vice President—Marketing until December 1991. He has been a director of since 1990.

Michael W. Barnes has served as President, International and Special Markets Division since October 2000. Mr. Barnes served as Executive Vice President from 1995 until October 2000 and has been a director since his election to the Board of Directors in February 1993.

Stephen Bock has served as President, Luxury Division since September 2003. From February 2001 until September 2003, Mr. Bock served as President of Retail at Avon. From 1997 until February 2001, Mr. Bock served as Executive Vice President for Sephora.

Richard H. Gundy has been a director since March 2001. Mr. Gundy has served as President, Fossil Watch Division since March 2003. Mr. Gundy served as President, FOSSIL Watches and Stores Division from October 2000 to March 2003 and as Executive Vice President from April 1994 until October 2000. Mr. Gundy previously served as Executive Vice President and Director of County Seat Stores, Inc., a national retailer of apparel and fashion accessories.

Mark D. Quick has served as President, Fashion Accessories and Retail Stores Division since October 2000. Mr. Quick served as Executive Vice President from March 1997 until October 2000. Mr. Quick is responsible for our fashion accessory lines including handbags, small leather goods, belts and sunglasses, as well as our accessory and outlet stores. From November 1995 until March 1997, he served as Senior Vice President—Accessories.

Randy S. Kercho has served as Executive Vice President since October 1997. Mr. Kercho is responsible for the financial, information systems and operations divisions. Mr. Kercho served as Executive Vice President and Chief Financial Officer from March 1997 until October 2000. Mr. Kercho served as Senior Vice President and Chief Financial Officer from February 1995 until March 1997 and served as Treasurer from May 1995 until October 2000.

Mike L. Kovar has served as Senior Vice President, Chief Financial Officer and Treasurer since October 2000. Mr. Kovar served as Senior Vice President, Finance from March 2000 until October 2000. From November 1997 until March 2000, Mr. Kovar served as Vice President and Chief Financial Officer for BearCom Group, Inc. and as Controller from July 1996 to November 1997.

T. R. Tunnell has served as Executive Vice President since October 2000 and as Secretary since December 1996. Mr. Tunnell is responsible for the legal, human resources, facilities and administration divisions. Mr. Tunnell served as Senior Vice President, Development, Chief Legal Officer and Secretary from December 1996 until October 2000.

Jal S. Shroff has served as Managing Director of Fossil (East) Ltd. since January 1991 and has been a director since April 1993.

Kenneth W. Anderson has been a director since April 1993. Mr. Anderson was a co-founder of Blockbuster Entertainment Corporation, a video rental company, and served as its President from 1985 until 1987. From 1987 to 1991, Mr. Anderson served in various positions with Amtech Corporation, a remote electronic identification technology company, which he co-founded, including the position of Chairman of its Executive Committee.

Andrea Camerana has been a director since September 2003. Mr. Camerana is Vice President of Marketing and Licensing of the Armani Group based in Milan, Italy. Mr. Camerana joined the Armani Group in 2000. From 1999 to 2000, Mr. Camerana served as a purchaser for Egidio Galbani S.p.A., Danone Group.

Alan J. Gold has been a director since April 1993. Mr. Gold was the founder of Accessory Lady, a women's fashion accessory retail chain, and served as its President until 1992. Mr. Gold has been retired for the last five years but currently serves as President of Goldcor Investments.

Michael Steinberg has been a director since March 2000. Mr. Steinberg served as Chairman and Chief Executive Officer of Macy's West, a Division of Federated Department Stores, Inc., from a date prior to 1996 until his retirement in January 2000.

Donald J. Stone has been a director since April 1993. Mr. Stone served as Vice Chairman of Federated Department Stores until February 1988, at which time he retired.

Principal and selling stockholders

The following table sets forth certain information regarding beneficial ownership of our common stock as of March 16, 2004, and as adjusted to reflect our three-for-two stock split and the sale of common stock offered hereby by:

•
each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•
each of our directors;

•
our chief executive officer and our four other most highly compensated executive officers; and

•
all of our directors and executive officers as a group.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investing power with respect to their shares of common stock, except to the extent such power is shared by spouses under applicable law or described in the footnotes below.

	Shares beneficially owned prior to this offering(1)(2)				Shares beneficially owned after this offering(1)
Name of beneficial owner				Shares to be sold in this offering
	Number		Percentage		Number	Percentage
Tom Kartsotis	18,006,585	(3)	25.6%	5,220,000	12,786,585	18.2%
Kosta Kartsotis	10,330,389	(4)	14.7%	1,305,000	9,025,389	12.4%
Michael W. Barnes	165,684	(5)	*	—	165,684	*
Richard H. Gundy	170,100	(6)	*	—	170,100	*
Mark D. Quick	148,500	(7)	*	—	148,500	*
Randy S. Kercho	484,436	(8)	*	—	484,436	*
Jal S. Shroff	1,291,575	(9)	1.8%	—	1,291,575	1.8%
Kenneth W. Anderson	98,813	(10)	*	—	98,813	*
Andrea Camerana	0		*	—	0	*
Alan J. Gold	148,388	(11)	*	—	148,388	*
Michael Steinberg	25,313	(12)	*	—	25,313	*
Donald J. Stone	101,562	(13)	*	—	101,562	*
FMR Corp	6,983,001	(14)	9.9%	—	6,983,001	9.9%
All executive officers and directors as a group (14 persons) (3)(4)(5)(6)(7)(9)(10)(11)(12)(13)	31,122,342		43.4%	6,525,000	24,597,342	34.3%

*
Less than one percent of class

(1)
Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted below. Amounts shown include shares of common stock issuable upon exercise of certain outstanding options within 60 days after March 16, 2004.

(2)
Except for the percentage of certain parties that are based on presently exercisable options which are indicated in the following footnotes to the table, the percentages indicated are based on 70,151,037 shares of common stock issued and outstanding on March 15, 2004 as adjusted for our three-for-two stock split. In the case of parties holding presently exercisable options, the percentage ownership is calculated on the assumption that the shares presently held or purchasable within the next 60 days underlying such options are outstanding.

(3)
Includes 2,679,581 shares of common stock owned of record by Lynne Stafford Kartsotis, wife of Mr. Tom Kartsotis, as to which Mr. Kartsotis disclaims beneficial ownership, 32,981 shares owned by Mr. Kartsotis as custodian for his minor daughter, and 5,490,009 shares held in retained annuity trusts. Mr. Kartsotis has served as Chairman of our Board of Directors since December 1991.

(4)
Mr. Kosta Kartsotis has served as our President and Chief Executive Officer since October 2000.

(5)
Includes 80,378 shares issuable pursuant to the exercise of stock options within 60 days of March 16, 2004. Also includes indirect ownership of 1,518 shares over which Mr. Barnes has voting control as independent administrator pursuant to letters testamentary.

(6)
Includes 65,060 shares issuable pursuant to the exercise of stock options within 60 days of March 16, 2004.

(7)
Includes 73,500 shares issuable pursuant to the exercise of stock options within 60 days of March 16, 2004.

(8)
Includes 444,062 shares issuable pursuant to the exercise of stock options within 60 days of March 16, 2004 and 9,000 shares owned by Mr. Kercho as custodian for his minor son.

(9)
Mr. Shroff and his wife, Pervin J. Shroff, share voting and investment power with respect to 894,737 of the shares shown. Includes 187,920 shares issuable pursuant to the exercise of stock options within 60 days of March 16, 2004. Also includes indirect ownership of 208,919 shares issuable pursuant to the exercise of stock options within 60 days of March 16, 2004, which are owned by Mrs. Shroff.

(10)
Includes 76,500 shares issuable pursuant to the exercise of stock options within 60 days of March 16, 2004. Also includes 17,813 shares owned by the K.W. Anderson Family Limited Partnership. Mr. Anderson is managing general partner of the partnership and has sole voting and investment power with respect to those shares.

(11)
Includes 91,688 shares issuable pursuant to the exercise of stock options within 60 days of March 16, 2004.

(12)
Consists of 25,313 shares issuable pursuant to the exercise of stock options within 60 days of March 16, 2004.

(13)
Includes 76,500 shares issuable pursuant to the exercise of stock options within 60 days of March 16, 2004.

(14)
Based on Amendment No. 8 to Schedule 13G, dated February 16, 2004, filed by FMR Corp., 82 Devonshire Street, Boston, Massachusetts 02109, with the Securities and Exchange Commission. Amendment No. 8 discloses that FMR has the sole power to vote or direct the vote of 634 shares of the 4,655,334 shares of common stock it beneficially owns, and sole power to dispose or to direct the disposition of 4,655,334 shares. Amendment No. 8 additionally discloses that Edward C. Johnson, III and Abigail P. Johnson beneficially own and have sole dispositive power over 4,655,334 shares. Amendment No. 8 does not reflect the three-for-two stock split paid in the form of a stock dividend on April 8, 2004.

Description of capital stock

General

Our authorized capital stock consists of 100,000,000 shares of common stock, of which 70,538,472 shares are outstanding as of May 11, 2004, and 1,000,000 shares of preferred stock, none of which are issued or outstanding. The following statements are brief summaries of our capital stock contained in our certificate of incorporation and bylaws and in the laws of Delaware.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and to receive such dividends as may be declared from time to time by our Board of Directors out of assets legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities. The holders of our common stock have no preemptive rights and have no subscription, redemption or conversion privileges. Our common stock does not have cumulative voting rights, which means that the holder or holders of more than half of the shares voting for the election of directors can elect all of the directors then being elected. The rights, preferences and privileges of the holders of our common stock are subject to the rights of holders of any series of our preferred stock which we may issue in the future. All of the outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes our Board of Directors, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix and determine as to any series any and all of the relative rights and preferences of shares in that series, including, without limitation, dividend rights, any conversion rights or rights of exchange, voting rights, rights and terms of redemption, liquidation preferences and the number of shares constituting a series and the designation thereof.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Change of control provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more the corporation's outstanding voting stock without the prior approval of the corporation's board of directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of Section 203.

Material U.S. federal tax considerations for
non-U.S. holders of common stock

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a "non-U.S. holder" and that does not own, and is not deemed to own, more than 5% of our common stock. A "non-U.S. holder" is an individual or entity that, for U.S. federal income tax purposes, is a:

•
non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•
foreign corporation or

•
foreign estate or trust.

A "Non-U.S. holder" does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under "Dividend Policy" above, we do not expect to pay dividends in the foreseeable future. In the event that we do pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying under penalties of perjury as to its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate).

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless

•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•
we are or have been a U.S. real property holding corporation at certain times and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs. We are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information reporting requirements and backup withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Federal estate tax

An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Underwriting

Subject to the terms and conditions contained in the underwriting agreement, the underwriters named below, for whom J.P. Morgan Securities Inc., Jefferies & Company, Inc. and CIBC World Markets Corp. are acting as representatives, have severally agreed to purchase, and the selling stockholders have severally agreed to sell to each underwriter, the following respective number of shares of common stock set forth opposite the name of each underwriter:

Underwriters	Number of shares
J.P. Morgan Securities Inc.
Jefferies & Company, Inc.
CIBC World Markets Corp.
Southwest Securities, Inc.

Total	6,525,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to conditions customary for offerings of this type including: the accuracy of the selling stockholders' representations and warranties in the underwriting agreement; the absence of any material adverse change in our business; the delivery of a "comfort letter" by our independent auditors and the delivery of legal opinions from the selling stockholders' counsel and counsel to the underwriters. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 978,750 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting discounts and commissions	Without over- allotment exercise	With over- allotment exercise
Per share	$	$
Total	$	$

The underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at the public offering price less a concession not to exceed $             per share. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the public offering price. If all of the shares are not sold at the public offering price, the representatives may change the public offering price and the other selling terms.

We, the selling stockholders and our executive officers and directors have agreed not to sell or transfer any common shares for 90 days after the date of this prospectus without first obtaining the prior written consent of J.P. Morgan Securities Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

•
offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•
enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

•
the sale of common stock to the underwriters; or

•
the issuance by us of common stock upon the exercise of options granted under existing employee stock option plans, stock ownership plans or dividend reinvestment plans in effect as of the date of this prospectus; or

•
the sale by certain executive officers and directors of up to 376,137 shares in the aggregate.

The selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 978,750 additional shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of our common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

Pursuant to Regulation M under the Securities Act of 1933, the underwriters may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of our common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of our common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A "penalty bid" is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of

Regulation M under the Securities Exchange Act of 1934. In general a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

The selling stockholders estimate that their total expenses attributable to this offering will be approximately $300,000, excluding underwriting discounts and commissions.

In the ordinary course of the underwriters' respective businesses, the underwriters and their affiliates may, from time to time, engage in commercial and investment banking transactions with us.

Our common stock is traded on the Nasdaq National Market under the symbol "FOSL."

Legal matters

The validity of the shares being offered hereby will be passed upon by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell.

Experts

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended January 3, 2004 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

•
Government filings.  We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are available to the public over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's Public Reference Rooms in Washington, D.C., New York, New York, and Chicago, Illinois. A Public Reference Room is located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for information on the operation of the Public Reference Rooms.

•
Stock market.  Shares of our common stock are traded as "National Market Securities" on the Nasdaq National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

•
Information incorporated by reference.  The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

•
Our Annual Report on Form 10-K for the fiscal year ended January 3, 2004 (Exchange Act file number 0-19848); and

  •
  The description of our common stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on March 21, 1992.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                      Investor Relations
                      Fossil, Inc.
                      2280 North Greenville Avenue
                      Richardson, Texas 75082
                      (972) 234-2525

6,525,000 shares Common stock Prospectus

JPMorgan

Jefferies & Company, Inc.           CIBC World Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated expenses in connection with the distribution of the securities covered by this registration statement. The costs and expenses of this offering will be borne by the selling stockholders.

SEC Registration Fee	$21,265
NASD Filing Fee	$17,284
Printing and Engraving Fees and Expenses	$15,000
Legal Fees and Expenses	$40,000
Accounting Fees and Expenses	$45,000
Transfer Agent and Registrar Fees	$5,000
Miscellaneous	$5,000
Total	$148,549

Item 15. Indemnification of Directors and Officers

Delaware General Corporation Law

Section 145(a) of the Delaware General Corporation Law, or the "DGCL," provides that a corporation may indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

Certificate of Incorporation

Our amended and restated Certificate of Incorporation provides that none of our directors shall be personally liable to our company or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to our company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a transaction from which the director derived an improper personal benefit or (iv) in respect of certain unlawful dividend payments or stock purchases or redemptions. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, but the liability of one of our directors, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the DGCL, as so amended. Further, any repeal or modification of such provision of the amended and restated Certificate of Incorporation by our stockholders shall be prospective only, and shall not adversely affect any limitation on the personal liability of any of our directors existing at the time of such repeal or modification.

Bylaws

Our amended and restated Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was or has agreed to become one of our directors or officers or is or was serving or has agreed to serve at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceedings is alleged action in an official capacity as a director or officer or in any other capacity while serving or having agreed to serve as a director or officer, shall be indemnified and held harmless by our company to the fullest extent authorized by the DGCL, as an effect or as it may be amended from time to time, against all expense, liability and loss (including without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder and shall inure to the benefit of his or her heirs, executors and administrators. Our amended and restated Bylaws also contain certain provisions designed to facilitate receipt of such benefits by any such persons.

Item 16. Exhibits

        The following documents are filed as exhibits to this registration statement, including those exhibits incorporated herein by reference to a prior filing of our company under the Securities Act of 1933 or the Exchange Act of 1934 as indicated in parenthesis:

EXHIBIT NUMBER		DESCRIPTION
1.1	—	Form of Underwriting Agreement
3.1	—	Second Amended and Restated Certificate of Incorporation of Fossil, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Report on Form 10-Q for the quarterly period ended July 4, 1998).
3.2	—
Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of Fossil, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Report on Form 10-Q for the quarterly period ended July 1, 2000).
3.3	—	Amended and Restated Bylaws of Fossil, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Report on Form 10-Q for the quarterly period ended September 30, 2000).
5.1	—	Opinion of Jenkens & Gilchrist, a Professional Corporation, regarding legality of shares being registered.*
23.1	—	Consent of Deloitte & Touche LLP.
23.2	—	Consent of Jenkens & Gilchrist, a Professional Corporation (included in Exhibit 5.1 hereof).*
24.1	—	Powers of attorney (included in the signature page of this Registration Statement).

*
Previously filed.

Item 17. Undertakings.

(a)    The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions set forth in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing a Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richardson, State of Texas, on May 12, 2004.

FOSSIL, INC.
By:	/s/ KOSTA KARTSOTIS Kosta Kartsotis President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in their capacities and on the dates indicated.

Name	Capacity	Date

/s/ TOM KARTSOTIS Tom Kartsotis	Chairman of the Board and Director (Principal Executive Officer)	May 12, 2004
/s/ KOSTA KARTSOTIS Kosta Kartsotis	President, Chief Executive Officer and Director	May 12, 2004
/s/ MIKE L. KOVAR Mike L. Kovar	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 12, 2004
/s/ MICHAEL W. BARNES* Michael W. Barnes	President, International and Special Markets Division and Director	May 12, 2004
/s/ RICHARD H. GUNDY* Richard H. Gundy	President, FOSSIL Watches and Stores Division and Director	May 12, 2004
/s/ JAL S. SHROFF* Jal S. Shroff	Director	May 12, 2004
/s/ KENNETH W. ANDERSON* Kenneth W. Anderson	Director	May 12, 2004
/s/ ANDREA CAMERANA* Andrea Camerana	Director	May 12, 2004
/s/ ALAN J. GOLD* Alan J. Gold	Director	May 12, 2004
/s/ MICHAEL STEINBERG* Michael Steinberg	Director	May 12, 2004
/s/ DONALD J. STONE* Donald J. Stone	Director	May 12, 2004
* By:	/s/ T.R. TUNNELL, ESQ. T.R. Tunnell, Esq. Agent and Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER		DESCRIPTION
1.1	—	Form of Underwriting Agreement
3.1	—	Second Amended and Restated Certificate of Incorporation of Fossil, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Report on Form 10-Q for the quarterly period ended July 4, 1998).
3.2	—
Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of Fossil, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Report on Form 10-Q for the quarterly period ended July 1, 2000).
3.3	—	Amended and Restated Bylaws of Fossil, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Report on Form 10-Q for the quarterly period ended September 30, 2000).
5.1	—	Opinion of Jenkens & Gilchrist, a Professional Corporation, regarding legality of shares being registered.*
23.1	—	Consent of Deloitte & Touche LLP.
23.2	—	Consent of Jenkens & Gilchrist, a Professional Corporation (included in Exhibit 5.1 hereof).*
24.1	—	Powers of attorney (included in the signature page of this Registration Statement).

*
Previously filed.

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Table of contents
Prospectus summary
Risk factors
Forward-looking statements
Use of proceeds
Price range of common stock
Dividend policy
Selected financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Principal and selling stockholders
Description of capital stock
Material U.S. federal tax considerations for non-U.S. holders of common stock
Underwriting
Legal matters
Experts
Where you can find more information
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX